

ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Манси[illegible] обл., Российская Федерация, 628400
Тел.: (3462) 42-6[illegible], 42-64-95


05009005

«30th» of May 2005 г.   № 13-11-273

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUN 1 5 2005
WASH. D.C.
190
SECTION

[hand over personally by courier]
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Surgutneftegas OJSC (File No. # 82-4302–Rule 12g3-2(b)

Dear Sirs!

In connection with OJSC "Surgutneftegas" (hereinafter referred to as the "Company") exemption from submitting a complete set of accounts under Rule 12g3-2(b) adopted as an Amendment to the Securities Exchange Act of 1934, we we hereby submit Quarterly Report of OJSC Surgutneftegas for I Quarter 2005.

This material is furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Securities Exchange Act with the understanding that this information and documents are not to be registered by the Securities and Exchange Commission, and they are not able to entail liability in accordance with Section 18 of the Securities Exchange Act.

If you have any questions or remarks on the enclosed document, please do not hesitate to contact **Anton Molchanov,** on phone **(7 095) 928 52 71** or **Andrey Serebriakov,** on **(7 3462) 42 63 41.** Please date stamp the enclosed copy of this letter and return it to **Tatiana Makarkina, The Moscow Office of OJSC Surgutneftegas, ul. Myasnitskaya, 34, Moscow, Russian Federation, 101000.**

Enclosure: a copy of 190 pages.

Sincerely yours,

PROCESSED
JUN 16 2005
THOMSON FINANCIAL

Sergey Fyodorov

Vice-President,
Head of Securities

 ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО «СУРГУТНЕФТЕГАЗ»

ул.Кукуевицкого, 1, г.Сургут, Ханты-Мансийский автономный округ, Тюменская обл., Российская Федерация, 628400
Тел.: (3462) 42-61-33, 42-60-28, факс: (3462) 42-64-94, 42-64-95

«30» мая 2005 г. № 13-11-273

[вручить лично через курьера]

Комиссия по ценным бумагам и биржам,
Отделение корпоративных финансов
20549, Вашингтон, Н.В., округ Колумбия,
Пятая Стрит, 450
США

О направлении
ежеквартального отчета
(файл №82-4302), правило 12g3-2(b)

Уважаемые дамы и господа!

В связи с освобождением ОАО «Сургутнефтегаз» (далее «Общество») от предоставления полной отчетности согласно правилу 12g3-2(b), принятому в качестве поправки к Закону о торговле ценными бумагами 1934 года, направляем Вам перевод текста ежеквартального отчета ОАО «Сургутнефтегаз» за I квартал 2005 года.

Данный материал предоставляется в соответствии с разделом (b) (1) (i) правила 12g3-2 Закона о торговле ценными бумагами, при этом подразумевается, что данная информация и документы не будут зарегистрированными Комиссией по ценным бумагам и биржам, и они не могут повлечь ответственность в соответствии с разделом 18 Закона о торговле ценными бумагами.

Если у Вас возникают вопросы или замечания по поводу прилагаемого документа, просьба обращаться к Антону Молчанову по телефону (7 095) 928 52 71 или к Андрею Серебрякову по телефону (7 3462) 42 63 41. Пожалуйста, проставьте дату на прилагаемой копии настоящего письма и перешлите его обратно на имя Татьяны Макаркиной, Московское представительство ОАО «Сургутнефтегаз», по адресу: 101000 Россия, Москва, ул. Мясницкая, 34, Строение 1.

Приложение: на 190 листах в 1 экземпляре.

С уважением,

Заместитель генерального
директора по ценным бумагам С.А.Федоров

Серебряков
42 63 41

QUARTERLY REPORT

SECURITIES ISSUER

Open Joint Stock Company "Surgutneftegas"

The Issuer's code: 00155-A

for I Quarter 2005

Location: Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1
Mailing address: 628400, RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1

The information contained in the present quarterly report is subject to disclosure pursuant to the Securities Legislation of the Russian Federation

Director General Date: May 6, 2005	____________________ (signature)	V.L.Bogdanov name
Chief Accountant Date: May 6, 2005	____________________ (signature)	M.N.Globa name

STAMP

Contact person: ***Molchanov Anton Ivanovich***
Securities Division Head
Phone: ***(095) 928-52-71*** Fax: ***(095) 928-52-71***
E-mail: ***AMolchanov@msk.surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***

Index

INTRODUCTION

The Issuer's full corporate name.
Open Joint Stock Company "Surgutneftegas"

Abbreviated name.
OJSC "Surgutneftegas"

Location, mailing address and phone numbers.

Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Mailing address: ***628400, RF, Khanty-Mansiysky Autonomous Okrug, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42-60-28*** Fax: ***(3462) 42-64-94***
E-mail***: secretary@surgutneftegas.ru***
Website where the present report is available in full: ***www.surgutneftegas.ru***

Information on the placed securities.
Type: ***shares***
Category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***35,725,994,705***

Type: ***shares***
Category: ***preferred***
Par value of one share of the issue: ***RUR 1***
Amount of shares of the issue: ***7,701,998,235***

Other information that the Issuer may consider relevant to provide.

Pursuant to the Order of FKTsB of Russia dated 24.06.2003 No.03-1215/r the additional issues of the issuing securities of Open Joint Stock Company "Surgutneftegas" were merged so that:
- the following state registration numbers assigned to the issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01430 dated 30.09.1996;
1-05-00155-A dated 25.08.1997;
1-06-00155-A dated 22.12.1997;
1-07-00155-A dated 18.04.2000;
the above-mentioned issues of the ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 1-01-00155-A dated June 24, 2003;

- the following state registration numbers assigned to the issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were cancelled:
87-1-664 dated 19.07.1994;
MF 67-1-01184 dated 05.04.1996;
MF 67-1-01431 dated 30.09.1996;
2-05-00155-A dated 25.08.1997;
2-06-00155-A dated 24.10.1997;
the above-mentioned issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were assigned the state registration number 2-01-00155-A dated June 24, 2003.

"The present quarterly report contains estimates and forecasts of the Issuer's authorized management bodies as to the forthcoming events and/or actions, prospects of development of the Issuer's main industry and the Issuer's operating results, including the Issuer's plans, probability of certain events and actions. Investors should not entirely rely on the estimates and forecasts of the Issuer's management bodies, since for many reasons the Issuer's future actual operating results may differ from the forecast results. Acquisition of the Issuer's securities may entail risks described in the present quarterly report".

1. Summary on the persons on the Issuer's management bodies, the Issuer's bank accounts, auditor, appraiser and financial adviser, and on other persons who signed the present quarterly report.

1.1 Persons on the Issuer's management bodies.

The Issuer's Board of Directors.

Members:
Name: ***Ananiev Sergei Alekseevich***
Date of birth: ***1959***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***

Name: ***Ussoltsev Alexander Viktorovich***
Date of birth: ***1938***

The individual executive body: ***Director General***
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***

Members of the collegiate executive body:
Pursuant to the Company's Charter, the Company has no collegiate executive body

1.2. Information on the Issuer's bank accounts.

Full corporate name of the banking institution: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***CJSC "SNGB"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Taxpayer identification number of the banking institution: ***8602190258***
Account number: ***40702810000000100368***
Account type: ***settlement***
Account number: ***40702810700000400368***
Account type: ***settlement***
Account number: ***40702810800000300368***
Account type: ***current***
Account number: ***40702810900000200368***
Account type: ***current***
Account number: ***40702810300001100368***
Account type: ***card account***
Account number: ***42102840300000300368***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42102840400000200368***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840500000300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400000400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300000500368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300002100368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42107840500002200368***
Account type: ***deposit in foreign currency, up to 3 years, USD***
Account number: ***42106840100002300368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840000002400368***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***40702840300000100368***
Account type: ***current account in foreign currency, US dollars***
Account number: ***40702810700000100684***
Account type: ***settlement***
Bank identification code: ***047144709***
Correspondent account of the banking institution: ***30101810600000000709***

Full corporate name of the banking institution: ***Moscow BRANCH of Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name of the banking institution: ***MF CJSC "SNGB"***
Location: ***107045, Russian Federation, the city of Moscow, Ananievsky pereulok, 5, building 3***
Taxpayer identification number of the banking institution: ***8602190258***

Account number: ***40702810300070000034***

Account type: settlement
Bank identification code: ***044552698***
Correspondent account of the banking institution: ***30101810800000000698***

Full corporate name of the banking institution: ***Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Location: ***117997, Russian Federation, Moscow, ul. Vavilova, 19***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***42106840700020046025***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046011***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840300020046027***
Account type: ***deposit in foreign currency, from 181 days up to 1 year, USD***
Account number: ***42106840900020046029***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840600020046002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42107840400020046023***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840800020046006***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046007***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840400020046008***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840800020046051***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840100020046052***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***40702840600020107240***
Account type: ***current account in foreign currency, US dollars***
Bank identification code: ***044525225***
Correspondent account of the banking institution: ***30101810400000000225***

Full corporate name of the banking institution: ***Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), West Siberian Bank***
Abbreviated name of the banking institution: ***West Siberian Bank of the Savings Bank of Russia OJSC***
Location: ***625023, Russian Federation, the city of Tyumen, ul. Rizhskaya, 61***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810467020103612***
Account type: ***settlement***
Account number: ***42106840567020000001***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42106840867020000002***

Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Surgut Branch No.5940 of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Surgut Branch 5940 of the Savings Bank of Russia OJSC***
Location: ***628400, Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut, ul. Dzerzhinskogo, 5***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810567170101451***
Account type: ***settlement***
Account number: ***42106840267170000002***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***047102651***
Correspondent account of the banking institution: ***30101810800000000651***

Full corporate name of the banking institution: ***Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***International Moscow Bank (CJSC)***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000010002908***
Account type: ***settlement***
Account number: ***42102840500010132302 / 601633USD4105 05***
Account type: ***deposit in foreign currency, up to 30 days, USD***
Account number: ***42106840400010147794 / 601633USD4111 05***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Account number: ***42108840200010148975 / 601633-USD-4058-02***
Account type: ***card account in foreign currency, USD***
Account number: ***42102978900010314980 / 601633-EUR-4105-05***
Account type: ***deposit in foreign currency, up to 30 days, EUR***
Account number: ***42108840500010148976 / 601633-USD-4078-02***
Account type: ***special insurance currency account, USD***
Bank identification code: ***044525545***
Correspondent account of the banking institution: ***30101810300000000545***

Full corporate name of the banking institution: ***Branch «Petersburg Branch» of Closed Joint Stock Company "International Moscow Bank"***
Abbreviated name of the banking institution: ***Branch «Petersburg Branch» of International Moscow Bank (CJSC)***
Location: ***191025, Russian Federation, Saint-Petersburg, Naberezhnaya reki Fontanki, 48/2***
Taxpayer identification number of the banking institution: ***7710030411***
Account number: ***40702810000020407178***
Account type: ***settlement***

Bank identification code: ***044030858***
Correspondent account of the banking institution: ***30101810800000000858***

Full corporate name of the banking institution: ***Branch of the Joint Stock Commercial Savings Bank of the Russian Federation (Open Joint Stock Company), South West Bank, Tuapse OSB 1805***
Abbreviated name of the banking institution: ***South West Bank, Tuapse OSB 1805 of the Savings Bank of Russia OJSC***
Location: ***344006, Russian Federation, the city of Rostov-on-Don, ul. Pushkinskaya, 116***
Taxpayer identification number of the banking institution: ***7707083893***
Account number: ***40702810230050100115***
Account type: ***settlement***
Bank identification code: ***046015602***
Correspondent account of the banking institution: ***30101810600000000602***

Full corporate name of the banking institution: ***Joint Stock Commercial "The Moscow Municipal Bank – Bank of Moscow" (OJSC)***
Abbreviated name of the banking institution: ***OJSC "Bank of Moscow"***
Location: ***107996, Russian Federation, Moscow, ul. Rozhdestvenka, 8/15, building 3***
Taxpayer identification number of the banking institution: ***7702000406***
Account number: ***40702810900170000324***
Account type: ***settlement***
Bank identification code: ***044525219***
Correspondent account of the banking institution: ***30101810500000000219***

Full corporate name of the banking institution: ***Joint Stock Bank of Gas Industry "Gazprombank" (Closed Joint Stock Company)***
Abbreviated name of the banking institution: ***AB "Gazprombank" (CJSC)***
Location: ***117420, Moscow, ul. Nametkina, 16, building 1***
Taxpayer identification number of the banking institution: ***7744001497***
Account number: ***40702810800000002623***
Account type: ***settlement***
Bank identification code: ***044525823***
Correspondent account of the banking institution: ***30101810200000000823***

Full corporate name of the banking institution: ***Tuapse Branch of Joint Stock Commercial Bank "Yugbank" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***Tuapse Branch of OJSC AKB "Yugbank"***
Location: ***352800, Russian Federation, Tuapse, ul. Gertsena, 3***
Taxpayer identification number of the banking institution: ***2310042974***
Account number: ***40702810200001201439***
Account type: ***settlement***
Bank identification code: ***040364899***
Correspondent account of the banking institution: ***30101810000000000899***

Full corporate name of the banking institution: ***Joint Stock Commercial Bank "ROSBANK" (Open Joint Stock Company)***
Abbreviated name of the banking institution: ***OJSC AKB "ROSBANK"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Taxpayer identification number of the banking institution: ***7730060164***
Account number: ***40702810700001013054***
Account type: ***current***
Account number: ***42104840500000013054***
Account type: ***deposit in foreign currency, from 91 days up to 180 days, USD***
Account number: ***42105840800000013054***
Account type: ***deposit in foreign currency, from 1 year up to 3 years, USD***
Bank identification code: ***044525256***
Correspondent account of the banking institution: ***30101810000000000256***

Full corporate name of the banking institution: ***Bank of Foreign Economic Activity of the USSR***
Abbreviated name of the banking institution: ***Vnesheconombank of the USSR***
Location: ***103810 GSP-78, Russian Federation, Moscow, prospekt Akademika Sakharova, 9***
Taxpayer identification number of the banking institution: ***7708011796***
Account number: ***40502840609882059800***
Account type: ***blocked account***
Account number: ***40702R77709882039800***
Account type: ***blocked account, exchange rubles, Korea***
Bank identification code: ***044525060***
Correspondent account of the banking institution: ***30101810500000000060***

1.3. Information on the Issuer's auditor(s).

Name: ***Limited Liability Company "Rosekspertiza"***
Abbreviated name: ***LLC "Rosekspertiza"***
Location: ***107078, Russian Federation, Moscow, ul. Mashi Poryvaevoy, 11***
Tel.: ***(095) 721-38-83*** Fax: ***(095) 721-38-94***
E-mail: ***rosexpertiza@glasnet.ru***
Information on Auditor's license:
Number: ***E 000977***
Date of issue: ***25.06.2002***
Date of expiry: ***24.06.2007***
Body that issued the license: ***Ministry of Finance of the Russian Federation***

Financial years for which the Auditor conducted independent audit of the Company's financial (accounting) reports:
LLC "Rosekspertiza" conducted independent audit of the Company's financial (accounting) reports for the reporting periods from 1995 to 2001 inclusive and for 2003 and 2004.

The Auditor's independence from the Issuer: ***LLC "Rosekspertiza" is an independent auditor. The institutors of LLC "Rosekspertiza" are natural persons, citizens of the Russian Federation.***
There are no factors influencing the independence of LLC "Rosekspertiza" from the Company.

Auditor selection procedure: ***The Company's Board of Directors at its meeting considers proposals from various auditing companies which have been received by the date of the meeting. The Board of Directors reviews the proposals from auditing companies and adopts a resolution to recommend an auditor to be further approved by a Shareholders' Meeting.***

Information on substantial interests between the Auditor (its officers) and the Company (its officers):

- LLC "Rosekspertiza" and its officers do not have any share in the Company's charter capital and are not the Company's shareholders;
- LLC "Rosekspertiza" and its officers have not borrowed any funds from the Company;
- LLC "Rosekspertiza" and its officers have not participated in promotion of the Company's products (services) and have not participated in any joint activities with the Company both of commercial and non-commercial nature;
- Officers of LLC "Rosekspertiza" do not have any kinship with the Company's officers;
- None of the Company's officers is at the same time an officer of LLC "Rosekspertiza", as well as none of the officers of LLC "Rosekspertiza" is at the same time the Company's officer.

Procedure for determining the size of the Auditor's remuneration and information on deferred and overdue payments for services provided by the Auditor:
LLC "Rosekspertiza" tenders a commercial offer to the Board of Directors of the Company, which specifies the audit procedure in all substantial aspects, estimation of labor costs to conduct the audit of the Company's annual financial (accounting) reports, estimation of traveling expenses, as well as provides a draft Auditing Services Agreement. If necessary, the Company may require additional estimations and explanations from LLC "Rosekspertiza". Based on the provided information, the Company's Board of Directors makes a decision in regard to the amount of remuneration due to LLC "Rosekspertiza".
The Company has no delayed or overdue payments to be made to LLC "Rosekspertiza" for rendered services.

1.4. Information on the Issuer's appraiser.

Name: ***Open Joint Stock Company "Obyedinennye konsultanty "FDP"***
Abbreviated name: ***OJSC "Obyedinennye konsultanty "FDP"***
Location: ***Moscow, prospekt Mira, 124, apt. 15***

Tel.: ***(095) 283-74-54*** Fax: ***(095) 283-34-17***
E-mail: ***Fdp@fdp.ru***

Information on Appraiser's license:
Number: ***No.000016***
Date of issue: ***06.08.2001***
Date of expiry: ***06.08.2007***
The body that issued the license: ***Ministry of Property Relations of the Russian Federation***

Information on appraising services: ***OJSC "Obyedinennye konsultanty "FDP" presented its expert opinion on overall reproduction cost of fixed assets.***

1.5. Information on the Issuer's advisors.

The Issuer did not employ a financial advisor.

1.6. Information on the other persons who signed the present quarterly report.

Name: ***Globa Mikhail Nikolaevich***
Company: ***OJSC "Surgutneftegas"***
Position: ***Chief Accountant***
Tel.: ***(3462) 42 69 39*** *Fax:* ***(3462) 42 58 09***

2. Major information on the Issuer's financial and economic position.

2.1. The Issuer's financial and economic performance indicators:

The financial and economic indicators for the reporting period have been analyzed on an accrual basis "as of the end of the reporting quarter" i.e. as applied to Profit and Loss Account (Form 2).

The indicators behavior analysis for the reporting period has been performed in comparison to the reporting period of the previous financial year.

Item	2000	2001	2002	2003	2004	1Q2005
The Company's net assets value, thousand RUR	*238,167,098*	*299,492,631*	*473,498,980*	*510,313,364*	*614,232,249*	*684,246,149*
Raised funds to capital and reserves, %	***4.69***	***5.75***	***6.16***	***6.31***	***5.95***	***6.46***
Short-term liabilities to capital and reserves, %	***4.68***	***5.75***	***5.76***	***5.90***	***5.04***	***5.64***
Cover of debt servicing payments, times	***2.30***	***1.93***	***2.32***	***2.31***	***4.14***	***1.14***

Debt in arrears, %	*0.300*	*0.023*	*0.002*	*0.078*	*0.003*	*0.008*
Net assets turnover, times	*0.66*	*0.49*	*0.39*	*0.42*	*0.47*	*0.13*
Payables turnover, times	*6.16*	*9.40*	*9.18*	*8.86*	*9.53*	*2.32*
Receivables turnover, times	*15.25*	*9.84*	*8.54*	*8.83*	*8.36*	*1.94*
Share of profit tax in pre-tax profit, %	*24.33*	*18.17*	*16.98*	*22.90*	*21.60*	*24.73*

Net assets value steadily increasing for the last five full fiscal years characterizes the Company's stable financial position.

The indicators "Raised funds to capital and reserves" and "Short-term liabilities to capital and reserves" show that the Issuer's dependence on raised and borrowed funds is low.

The rates of debt in arrears prove that the Company has discharged its obligations timely.

The Company's credit risk is minimal. Solvency indicators of the Company are many times higher than standard level.

2.2. Market capitalization.

Market capitalization for the previous five financial years is calculated as a sum of products of the amounts of shares of each category and weighted average prices of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in December of the corresponding complete financial year:

Market capitalization for 1Q2005 is calculated as a sum of products of the amount of shares of each category and weighted average price of one share of this category as per top 10 major transactions made through the organizer of securities market trade (RTS) in February 2005:

Period: 2000
Market capitalization: ***$8,600,550,747***
Period: 2001
Market capitalization: ***$11,999,520,907***
Period: 2002
Market capitalization: ***$12,597,329,217***
Period: 2003
Market capitalization: ***$23,455,881,946***
Period: 2004
Market capitalization: ***$29,498,323,590***
Period: 1Q2005
Market capitalization: ***$32,654,856,695***

2.3. The Issuer's liabilities.

2.3.1. Accounts payable.

Accounts payable as of 31.12.2000 — *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	9,572,356				1,937,450	18,101
Total accounts payable, including:	9,572,356					
- due to suppliers and contractors	2,853,471					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,193,712					
- due to the budget and non-budget funds	4,291,380					
- other accounts payable	1,233,793					
Total loans					54,000	7,220
Total borrowings, including:					127,929	10,881
- bonded loans						
Other liabilities					1,755,521	

Total overdue accounts payable, including:	34,605					
- due to the budget and non-budget funds						
-due to suppliers and contractors	34,605					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2001 — *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	7,549,401				9,797,850	
Total accounts payable, including:	7,549,401					
- due to suppliers and contractors	3,189,783					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,791,521					
- due to the budget and non-budget funds	1,872,198					
- other accounts payable	695,899					
Total loans					37,000	

Total borrowings, including:					720,197	
- bonded loans						
Other liabilities					9,040,653	

Total overdue accounts payable, including:	4,034					
- due to the budget and non-budget funds						
-due to suppliers and contractors	4,034					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2002 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	12,178,672				14,755,904	1,902,821
Total accounts payable, including:	12,178,672					
- due to suppliers and contractors	2,203,490					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,694,543					
- due to the budget and non-budget funds	1,555,339					
- other accounts payable	6,725,300					
Total loans					35,000	439,325
Total borrowings, including:					3,275,787	1,463,496
- bonded loans						
Other liabilities					11,445,117	

Total overdue accounts payable, including:	553					
- due to the budget and non-budget funds						
-due to suppliers and contractors	553					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2003 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	14,758,257				14,993,034	2,038,599
Total accounts payable, including:	14,758,257					

- due to suppliers and contractors	2,187,860					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,737,171					
- due to the budget and non-budget funds	6,771,852					
- other accounts payable	4,061,374					
Total loans					29,143	1,475,127
Total borrowings, including:					5,282,585	188,166
- bonded loans						
Other liabilities					9,681,306	375,306

Total overdue accounts payable, including:	24,552					
- due to the budget and non-budget funds						
-due to suppliers and contractors	24,552					
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.12.2004 thousand RUR

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	17,380,091				13,334,215	5,498,279
Total accounts payable, including:	17,380,091					
- due to suppliers and contractors	2,274,986					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	4,806,114					
- due to the budget and non-budget funds	7,335,575					
- other accounts payable	2,963,416					
Total loans						1,389,691
Total borrowings, including:					4,900,448	183,696
- bonded loans						
Other liabilities					8,433,767	3,924,892

Total overdue accounts payable, including:	969					
- due to the budget and non-budget funds						
-due to suppliers and	969					

contractors						
Loans in arrears						
Borrowings in arrears						

Accounts payable as of 31.03.2005 *thousand RUR*

Liabilities	Payment period					
	up to 30 days	31 to 60 days	61 to 90 days	91 to 180 days	181 days to 1 year	over 1 year
Total short-term and long-term liabilities	23,180,893				15,143,766	5,550,169
Total accounts payable, including:	23,180,893					
- due to suppliers and contractors	2,737,115					
- bills payable						
- due to the Issuer's affiliates						
- accrued payroll	1,874,290					
- due to the budget and non-budget funds	14,676,250					
- other accounts payable	3,893,238					
Total loans					5,019	1,393,549
Total borrowings, including:					6,669,060	183,396
- bonded loans						
Other liabilities					8,469,687	3,973,224

Total overdue accounts payable, including:	3,531					
- due to the budget and non-budget funds						
-due to suppliers and contractors	3,531					
Loans in arrears						
Borrowings in arrears						

There are no creditors who account for at least 10 per cent of the total accounts payable as of 2000 to 2004 and the first quarter of 2005.

2.3.2. Credit history.

There are no credit agreements and/or loan agreements, valid from 2000 to 2004 and as of the last day of the reporting quarter, with the principal amounting to or exceeding 10 per cent of the Company's net assets value as of the last day of the reporting period, which precedes conclusion of the corresponding agreement.

2.3.3. The Issuer's liabilities relating to backing provided to third parties.

The Company has no liabilities relating to backing (pledge or guarantee) provided to third parties in 2000 – 2004 and in the first quarter of 2005.

Third parties have no liabilities relating to backing (pledge or guarantee) provided by the Company to third parties in 2000 – 2004 and in the first quarter of 2005.

2.3.4. The Issuer's other liabilities.

The Company has no agreements including forward transactions not shown on its balance sheet which may significantly impact financial position of the Company, its liquidity, sources of funds and the way they are used, performance results and expenses in 2000 – 2004 and in the first quarter of 2005.

2.4. Objectives of the issues and information on the use of funds generated by placement of issuing securities.

No. of issue	Objectives	Use of funds raised by the issue
10.	*Transfer to the single share of Surgutneftegas Group of companies*	*The shares of this issue were to be exchanged for shares of OJSC "NK "Surgutneftegas", shares in charter capitals of limited liability companies "Production Association "Kirishinefteorgsintez", "Marketing Association "Pskovnefteprodukt", "Marketing Association "Tvernefteprodukt", "Kaliningradnefteprodukt", "Novgorodnefteprodukt". The funds raised by share placing of this issue were used to increase the fraction of shares of OJSC "NK "Surgutneftegas".*

The Company did not place any securities in the reporting period.

2.5. Risks related to acquisition of placed issuing securities or those being placed.

2.5.1. Industry risks.

The Company's operating activities including exploration, development and operation of oil and gas fields, oil and gas transportation and processing, and products sales, are a complex production process that involves a number of technological industry risks.

The Company's efforts to keep the stable oil and gas production level, maintain and upgrade fixed assets, and introduce new equipment and technology in the upstream sector allow us to minimize the impact of technological industry risks on the Company's production process and financial performance.

Russian oil companies are most likely to be subject to world oil prices fluctuation risks, which result from the following:

- the rate of economic development of the leading oil consumer countries;

- OPEC decisions on crude oil production and exports to global markets;

- political stability in the Middle East;
- changes in prospective reserves worldwide.

Oil prices at the domestic market are subject to the following factors:

- pace of oil export capacity expansion;
- economic situation and growth trends;
- inflation rate;
- world oil price fluctuations affecting profitability of crude oil and petroleum products exports.

2.5.2. Country and region risks.

The Company's operations are located in Khanty-Mansiysky and Yamalo-Nenetsky Autonomous Okrugs of Tyumenskaya Oblast, in the Republic of Sakha (Yakutia), and in the northwestern and central regions of the Russian Federation. The regions where the Company does its business are unlikely to face any major seismic hazard or high probability of natural disasters. Some areas of the Republic of Sakha (Yakutia) are subject to seasonal floods that can not have a considerable impact on the Company's operations.

We are committed to the efficiency of our business aimed at long-term growth, social responsibility to the country, society and employees; besides, our country and those regions where we operate have been demonstrating sustainable development. Therefore, the Company does not have any grave country and regional risks.

2.5.3. Financial risks.

The Company is engaged in foreign economic activity and earns much of its income from export of crude oil and petroleum products to overseas markets. Since export contracts typically use US dollar as the main currency for payments, any changes in the national currency/USD exchange rate may substantially influence the Company's financial performance. In this regard, the Company's short-term and long-term financial investment policy seeks to reduce risks of currency exposure.

Interest rate risks have less impact on the Company's operations owing to its strong financial position, absence of heavy debts, and availability of cash assets necessary to implement strategic projects. However, changes in interest rates related to country risks reevaluation may entail changes in the Company's requirements for investment projects return.

An essential part of the Company's expenses depends on the general price level in Russia, in particular, on the level of natural monopolies' services rates, and is subject to a rising inflation risk. The Company seeks to reduce risks of operation activities' exposure to inflation by taking into account expected inflation rates when formulating financial plans and budgets.

2.5.4. Legal risks.

Changes in tax laws, i.e. higher tax rates or different scheme or time frame for calculation and payment of taxes, may reduce the Company's profit.

Changes in licensing requirements for the Company may lead to a longer period needed for preparation of documents to renew licenses; besides, the Company may have to align the Company's operations with the new requirements. However, this risk should be considered low, except for the cases when the Company will not be able to comply with the requirements to renew licenses or carry out its activities, which are to be licensed, or when compliance with requirements will entail excessive expenses, which may result in the Company terminating this kind of activity.

Changes in judicial practice are mainly related to changes in laws. Nevertheless, there is not much possibility of such changes, which may deeply affect the Company's operations.

2.5.5. Risks related to the Issuer's operations.

Key risks that may deeply affect the Company's operations are external factors such as changes in oil prices in both world and domestic markets, expansion of Russian export capacities to transport oil and petroleum products, higher transport and electricity tariffs, and additional taxes imposed on Russian oil producers.

3. Detailed information on the Issuer.

3.1. The Issuer's history

3.1.1. Information on the Issuer's corporate name (name):
The Issuer's full corporate name:
Open Joint Stock Company "Surgutneftegas"
Abbreviated name:
OJSC "Surgutneftegas"

Information on the alterations in the Issuer's name and its organizational and legal form:
Production Association "Surgutneftegas"
PO "Surgutneftegas"
Introduced: ***15.09.1977***

Open Joint Stock Company "Surgutneftegas"
AOOT "Surgutneftegas"
Introduced: ***06.05.1993***

Open Joint Stock Company "Surgutneftegas"
OJSC "Surgutneftegas"
Introduced: ***27.06.1996***

The current name was introduced: ***27.06.1996***

3.1.2. Information on the state registration of the Issuer.
The date of the state registration of the Issuer: ***06.05.1993***

Number of the state registration certificate: ***12-4782***
The body that conducted the state registration: ***Administration of the city of Surgut of Khanty-Mansiysky Autonomous Okrug of Tyumenskaya Oblast***
Date of registration in the United State Register of Legal Entities: ***18.09.2002***
Main state registration number: ***1028600584540***
The body that conducted the state registration: ***Ministry of Taxes and Duties of Russia for Surgut, Khanty-Mansiysky Autonomous Okrug***

3.1.3. Information on the Issuer's establishment and development.

The Issuer's life period: ***The Company was established on 06.05.1993 in accordance with Order of the President of the Russian Federation No.1403 "On Specifics of Privatization and Transformation into Joint Stock Companies of State Enterprises, Production and Scientific Production Associations of Petroleum Industry, Petroleum Refining and Oil Products Marketing Industries" dated 17.11.1992. - Transformation of PO "Surgutneftegas" into AOOT "Surgutneftegas". Resolution of the Annual General Shareholders' Meeting dated 15.06.1996, minutes No.32, which was accepted in order to bring the Company's constituent documents into conformity with Federal Law No.208-FZ "On Joint Stock Companies" dated 26.12.1995, approved the new edition of the Company's Charter, according to which the Company's corporate name was changed from AOOT "Surgutneftegas" to OJSC "Surgutneftegas" beginning from 27.06.1996.***
The period when the Issuer ceases to exist: ***indefinite.***
Corporate purpose: ***the main corporate objective is profit earning.***
Other information: ***no other information.***

3.1.4. Contacts.
Location: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Location of the Issuer's continuing executive body: ***Russian Federation, Tyumenskaya Oblast, the city of Surgut, ul. Kukuyevitskogo, 1***
Tel.: ***(3462) 42 60 28***
Fax: ***(3462) 42 64 94***
E-mail: ***secretary@surgutneftegas.ru***
Website: ***www.surgutneftegas.ru***
Shareholder and Investor Relations Company
Name: ***Limited Liability Company "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, the city of Surgut***
Tel.: ***(3462) 46 46 50***
Fax: ***(3462) 46 46 50***
E-mail: ***invz@wsnet.ru***
Website: ***no website***

3.1.5. Taxpayer identification number.
8602060555

3.1.6. Branches and representative offices.

Name: ***Moscow Representative Office of OJSC "Surgutneftegas"***
Location: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Mailing address: ***101000, Russian Federation, Moscow, ul. Myasnitskaya, 34, Building 1***
Head: ***Makarkin Yury Nikolaevich***
Opening date: ***27.09.1993***
Term of the Power of Attorney: ***31.12.2005***

Name: ***Saint Petersburg Representative Office of OJSC "Surgutneftegas"***
Location: ***Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Mailing address: ***197136, Russian Federation, Saint Petersburg, ul.Podkovyrova, 37***
Head: ***Manoilin Viktor Ivanovich***
Opening date: ***28.05.1998***
Term of the Power of Attorney: ***23.10.2005***

3.2. The Issuer's core economic activity.

3.2.1. Industry classification of the Issuer.
OKVED codes: ***11.10.11; 45; 74.14; 74.20.2; 64.20; 75.13; 55.30; 52; 72; 22.1.***

3.2.2. The Issuer's core economic activity.

Industry classification of the Issuer: according to the All-Russia Classifier of Economic Activities, the code of the Issuer's main activity is OKVED 11.10.11, Crude Oil and Petroleum (Associated) Gas Production.

Core economic activity: ***Oil and associated gas production is the core economic activity.***

Items	Unit	2000	2001	2002	2003	2004	1Q2005
Operating revenues	*RUR '000*	*156,667,032*	*147,136,178*	*185,821,042*	*213,335,303*	*288,064,361*	*86,197,579*
Change against previous reporting period	*%*	*93.8*	*-6.1*	*26.3*	*14.8*	*35.0*	-
Share of operating revenues in total revenues	*%*	*96.4*	*96.6*	*97.6*	*98.2*	*95.2*	*94.0*

The reason why revenues changed by 10% or more against the previous reporting period: ***The reasons why the operating revenues in the reporting period increased were higher prices for crude oil and oil products in world and domestic markets.***

Seasonal character of the main activities (seasons): ***The character of OJSC "Surgutneftegas" activities is not seasonal.***

3.2.3. Main types of goods (works, services).

Main types of goods that account for no less than 10% of sales:

Item	Unit	2000	2001	2002	2003	2004	1Q2005
Oil production	'000 tons	40,620.8	44,027.6	49,207.5	54,025.3	59,619.9	15,368.4
Oil sales	'000 tons	26,664.2	30,182.4	35,539.7	40,806.4	45,228.6	11,502.7
Average oil price	RUR/ton	3,961.0	3,344.4	3,640.6	3,638.9	4,600.4	5,039.6
Oil sales proceeds	RUR '000	105,618,004	100,941,005	129,384,830	148,491,013	208,068,588	57,969,333
Share in total proceeds	%	67.4	68.6	69.6	69.6	72.2	67.3
Price index	%	200.4	84.4	108.9	100.0	126.4	
Oil products sales	'000 tons	12,545.6	12,586.4	12,509.4	12,384.7	13,070.4	3,539.0
Average oil products price	RUR/ton	3,592.9	3,034.5	3,555.6	4,082.4	4,811.3	5,847.7
Oil products sales proceeds	RUR '000	45,074,753	38,193,394	44,478,334	50,559,479	62,885,186	20,694,733
Share in total proceeds	%	28.8	26.0	23.9	23.7	21.8	24.0
Price index	%	187.1	84.5	117.2	114.8	117.9	
Industrial producer price index	%	113.9	110.6	117.5	113.0	128.4	104.4
Total sales proceeds	RUR '000	156,667,032	147,136,178	185,821,042	213,335,303	288,064,361	86,197,579

Higher average sale prices for oil and oil products in 2000, 2002, 2004 and in the reporting period are subject to change in oil prices in world and domestic markets.

Marketing of each main type of goods

Type of goods	Marketing scheme for goods (works, services)	2000	2001	2002	2003	2004	1Q2005
		% of sales					
- oil	- though Commission Agent	32.8	15.3	7.2	6.6	9.3	7.8
	- direct sales	34.6	53.3	62.4	63.0	62.9	59.5
- oil products	- through Commission Agent	5.8	7.5	5.6	6.2	5.9	4.9
	- direct sales	22.9	18.5	18.3	17.5	15.9	19.1

Breakdown of the Company's costs of production and sale of each main type of goods

Item of cost	Oil and gas production		Oil products	
	2004	1Q2005	2004	1Q2005
	%	%	%	%
Raw materials and supplies	0.00	0.00	71.49	75.94
Acquired components and semi-finished articles	2.07	1.74	0	
Works and production services	22.93	20.76	26.42	20.68
Fuel	0.72	0.72	0	
Energy	3.40	3.11	0	
Labor costs	9.46	5.41	0	

Interest on credits			*0*	
Rental payment	*0.15*	*0.11*	*0*	
Social expenditure	*1.63*	*1.21*	*0*	
Depreciation of fixed assets	*18.47*	*19.10*	*0*	
Taxes included in production costs	*38.28*	*45.50*	*2.09*	*1.50*
Other expenses	*2.89*	*2.34*	*0*	*1.88*
amortization of intangible assets	*0.01*	*0.01*	*0*	
remuneration for rationalization proposals	*0.00*	*0.00*	*0*	
compulsory insurance payments	*0.69*	*0.00*	*0*	
entertainment expenses	*0.07*	*0.07*	*0*	*0.01*
other	*2.12*	*2.26*	*0*	*1.87*
Total costs of production and sale of goods	*100.00*	*100.00*	*100.00*	*100.00*
Proceeds from sale of goods, %	*76.0*	*70.8*	*21.8*	

The accounting statements of the Company have been prepared in accordance with the accounting standards of the Russian Federation as per Federal Law of the Russian Federation No.129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No.34n of the Ministry of Finance of the Russian Federation of July 29, 1998, «Accounting Regulations «Reporting of an Enterprise» PBU 4/99 approved by Order No.43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No.67n of the Ministry of Finance of the Russian Federation of July 22, 2003 «Reporting Standards of Enterprises».

3.2.4. The Issuer's suppliers providing more than 10% of overall material assets delivered, with their share in total supplies specified:

The supplier who provided more than 10% of overall material assets delivered overall material assets delivered for 2004:

Full corporate name	Share in the overall supplies volume, %
Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company")	*16.57*

The suppliers who provided more than 10% of overall material assets delivered for the first quarter of 2005:

Full corporate name	Share in the overall supplies volume, %
Closed Joint Stock Company "Torgovy Dom Trubnaya Metallurgicheskaya Kompaniya" ("Trading House Pipe Metallurgical Company")	*15.30*

Import share in total supplies of material assets delivered for 2004 accounted for 14.34%.

Import share in total supplies of material assets delivered for the first quarter of 2005 accounted for 15.35%.

The Company's financial position enables us to make both these material assets sources (suppliers) and their substitutes available.

3.2.5. Marketing outlets for the Issuer's products (work, services).

Main products of the Company are oil and oil products.

OIL	*2000 – 2004*	*1Q 2005*
- on the territory of Russia	*The Volga Federal District The Northwest Federal District The Central Federal District The Far East Federal District*	
- export	*European countries CIS countries*	

OIL PRODUCTS	*2000 – 2004*	*1Q 2005*
- on the territory of Russia	*The Northwest Federal District The Central Federal District*	
- export	*European countries*	

The Company has no consumers who accounted for at least 10 per cent of total proceeds of sales of the Company's goods (works, services) in 2000 – 2004 and in the first quarter of 2005.

Lower product demand, higher transport tariffs and possible export quota restrictions are some of the factors that can adversely affect our sales.

To minimize this impact, the Company is going to monitor prices in foreign and domestic oil and oil products markets and to adjust export volumes according to prices.

3.2.6. Activities concerning working capital and reserves.

The Company's strategy involves lower current assets turnover together with securing required level and structure of working capital.

The inventory turnover ratio is calculated as a ratio of cost of goods (works, services) sold (net of VAT, excise taxes and corresponding compulsory payments) to the period average of inventory reserves value.

The inventory turnover ratio

Item	2004	1Q 2005
Inventory turnover ratio, times	***10,35***	***3,58***

The Company's higher inventory turnover ratio in 2004 as compared to 2003 indicates better efficiency of use of the Company's resources.

3.2.7. Raw materials.

The Company does not use any raw materials while conducting its core business (production of oil and gas).

3.2.8. Major competitors.

The Company's leadership in a variety of business areas is based on several key factors that ensure its stable growth in the long term.

Since the global market for oil and oil products is quite active, and the export capacity of Russian transportation systems as well as the consumer demand at the domestic market are limited, the Company's key competitors in terms of production are oil majors, which produce and market oil and petroleum products in Russia.

The Company supplies oil and petroleum products to a variety of export markets, such as European countries and the CIS.

The Volga Federal District, the Northwest Federal District, the Central Federal District and the Far East Federal District are the key domestic markets for the Company's products.

Oil production of our major competitors, the largest Russian companies.

Company	*Country of incorporation*	*Oil production, thousand tons*					*Share in Russian production, %*				
		2000	*2001*	*2002*	*2003*	*2004*	*2000*	*2001*	*2002*	*2003*	*2004*
LUKOIL	*Russia*	*62,178*	*62,916*	*75,474*	*78,870*	*84,103*	*19%*	*18%*	*20%*	*19%*	*18%*
YUKOS	*Russia*	*49,547*	*58,113*	*69,387*	*80,747*	*85,679*	*15%*	*17%*	*18%*	*19%*	*19%*
SURGUTNEFTEGAS	***Russia***	***40,621***	***44,028***	***49,208***	***54,025***	***59,620***	***13%***	***13%***	***13%***	***13%***	***13%***
TNK	*Russia*	*30,842*	*40,607*	*37,501*	*42,961*	*49,490*	*10%*	*12%*	*10%*	*10%*	*11%*
SIBNEFT	*Russia*	*17,199*	*20,593*	*26,327*	*31,394*	*33,985*	*5%*	*6%*	*7%*	*7%*	*7%*
ROSNEFT	*Russia*	*13,473*	*14,942*	*16,112*	*19,568*	*21,600*	*4%*	*4%*	*4%*	*5%*	*5%*
SLAVNEFT	*Russia*	*12,497*	*14,928*	*14,700*	*18,097*	*22,009*	*4%*	*4%*	*4%*	*4%*	*5%*
SIDANKO	*Russia*	*10,689*	*9,135*	*16,263*	*18,618*	*20,775*	*3%*	*3%*	*4%*	*4%*	*5%*
BASHNEFT	*Russia*	*11,941*	*11,864*	*12,015*	*12,046*	*12,032*	*4%*	*3%*	*3%*	*3%*	*3%*
TATNEFT	*Russia*	*24,337*	*24,612*	*24,612*	*24,669*	*25,100*	*8%*	*7%*	*6%*	*6%*	*5%*
Oil majors, total		***273,323***	***301,736***	***341,599***	***380,995***	***414,391***	***85%***	***87%***	***90%***	***90%***	***90%***
Russian production		***323,224***	***348,067***	***379,628***	***421,347***	***458,808***	***100%***	***100%***	***100%***	***100%***	***100%***

Gas production of our major competitors, the largest Russian companies.

Company	*Country of incorporation*	*Gas production, mn. cub. meters*					*Share in Russian production, %*				
		2000	*2001*	*2002*	*2003*	*2004*	*2000*	*2001*	*2002*	*2003*	*2004*
LUKOIL	*Russia*	*3,602*	*3,722*	*4,276*	*4,699*	*5,015*	*1%*	*1%*	*1%*	*1%*	*1%*
YUKOS	*Russia*	*1,583*	*1,707*	*2,392*	*3,448*	*3,426*	*0%*	*0%*	*0%*	*1%*	*1%*
SURGUTNEFTEGAS	***Russia***	***11,144***	***11,103***	***13,304***	***13,883***	***14,325***	***2%***	***2%***	***2%***	***2%***	***2%***
TNK	*Russia*	*2,901*	*4,692*	*3,640*	*4,974*	*5,859*	*0%*	*1%*	*1%*	*1%*	*1%*
SIBNEFT	*Russia*	*1,428*	*1,639*	*1,402*	*1,986*	*1,955*	*0%*	*0%*	*0%*	*0%*	*0%*
ROSNEFT	*Russia*	*5,628*	*6,131*	*6,460*	*7,018*	*9,377*	*1%*	*1%*	*1%*	*1%*	*1%*
SLAVNEFT	*Russia*	*719*	*1,390*	*559*	*823*	*918*	*0%*	*0%*	*0%*	*0%*	*0%*
SIDANKO	*Russia*	*1,305*	*715*	*1,130*	*1,844*	*2,146*	*0%*	*0%*	*0%*	*0%*	*0%*
BASHNEFT	*Russia*	*391*	*374*	*366*	*369*	*361*	*0%*	*0%*	*0%*	*0%*	*0%*
TATNEFT	*Russia*	*749*	*753*	*718*	*728*	*736*	*0%*	*0%*	*0%*	*0%*	*0%*
Oil majors, total		*29,450*	*32,224*	*34,246*	*39,770*	*44,118*	*5%*	*6%*	*6%*	*6%*	*7%*
Russian production		*584,186*	*581,509*	*595,373*	*620,325*	*633,954*	*100%*	*100%*	*100%*	*100%*	*100%*

Initial crude oil processing of our major competitors, the largest Russian companies.

Company	*Country of incorporation*	*Initial processing, thousand tons*					*Share in Russian production, %*				
		2000	*2001*	*2002*	*2003*	*2004*	*2000*	*2001*	*2002*	*2003*	*2004*
LUKOIL	*Russia*	*23,176*	*22,730*	*33,941*	*34,271*	*35,503*	*13%*	*13%*	*18%*	*18%*	*18%*
YUKOS	*Russia*	*23,056*	*16,543*	*30,924*	*30,949*	*31,862*	*13%*	*9%*	*17%*	*16%*	*16%*
SURGUTNEFTEGAS	*Russia*	*15,967*	*15,868*	*14,812*	*15,296*	*15,487*	*9%*	*9%*	*8%*	*8%*	*8%*
TNK	*Russia*	*22,466*	*11,801*	*15,519*	*15,749*	*16,114*	*13%*	*7%*	*8%*	*8%*	*8%*
SIBNEFT	*Russia*	*12,555*	*13,258*	*13,264*	*13,832*	*14,308*	*7%*	*7%*	*7%*	*7%*	*7%*
ROSNEFT	*Russia*	*8,381*	*7,753*	*8,404*	*9,638*	*9,448*	*5%*	*4%*	*5%*	*5%*	*5%*
SLAVNEFT	*Russia*	*10,826*	*11,476*	*11,833*	*11,739*	*12,432*	*6%*	*6%*	*6%*	*6%*	*6%*
SIDANKO	*Russia*	*3,671*	*13,542*	*4,636*	*4,642*	*5,515*	*2%*	*8%*	*3%*	*2%*	*3%*
TATNEFT	*Russia*	*0*	*5,915*	*5,347*	*6,326*	*6,656*	*0%*	*3%*	*3%*	*3%*	*3%*
Oil majors, total		*120,098*	*118,886*	*138,679*	*142,442*	*147,722*	*69%*	*67%*	*75%*	*75%*	*76%*
Russian production		*174,604*	*178,362*	*184,961*	*189,478*	*194,959*	*100%*	*100%*	*100%*	*100%*	*100%*

Key competitive strengths of the Company:

- sound resource base in the largest oil and gas region of the Russian Federation:

the Company's resource base in Western Siberia, an oil and gas producing region with advanced infrastructure, is a reliable source of the economic growth and steady income in years to come;

- all the necessary machinery, equipment and modern oil technology available:

availability of all the necessary machinery, equipment and modern technology allows us to profit from difficult-to-recover reserves production and keep our costs competitively low; furthermore, it helps to maintain the highest oil recovery ratio in the industry;

- the Company's own service divisions:

the Company's service divisions enable it to work efficiently while expanding into new regions and controlling capital and operating expenses in production sector;

- convenient location of the Company's refinery in the city of Kirishi, Leningradskaya Oblast:

the nearby seaports make for more efficient exports and guarantee increased output of top quality products to be sold on global markets;

- full production cycle to utilize and process associated petroleum gas and sell finished products:

the Company's expertise in gas production and processing sector provides for cost effective gas resources utilization and offers the opportunity to expand its activities in the gas and electric power industries;

- availability of substantial financial reserves:

substantial financial reserves and dynamic growth of the Company's capitalization make it possible to finance and implement major investment projects.

3.2.9. Information on licenses.

Number: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Zapadno-Karpamansky licensed area***

Number: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Severo-Labatiyugansky licensed area***

Number: ***KhMN No.11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vostochno-Mytayakhinsky licensed area***

Number: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Ovlikhlorsky licensed area***

Number: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Yuzhno-Mytayakhinsky licensed area***

Number: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Suryogansky licensed area***

Number: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vatlorsky licensed area***

Number: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Severo-Vatlorsky licensed area***

Number: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Severo-Yurievsky licensed area***

Number: ***YaKU No.12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***

The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within the Tsentralny block of the Talakan oil-gas condensate field***

Number: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Yaunlorsky licensed area***

Number: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Saigatinsky licensed area***

Number: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vostochno-Yelovy licensed area***

Number: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Fedorovsky licensed area***

Number: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Dunaevsky licensed area***

Number: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Lyantorsky licensed area***

Number: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Maslikhovsky licensed area***

Number: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Bystrinsky licensed area***

Number: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Solkinsky licensed area (Northern part)***

Number: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Zapadno-Solkinsky licensed area***

Number: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vachimsky licensed area***

Number: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Komaryinsky licensed area***

Number: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Savuysky licensed area***

Number: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Rodnikoviy licensed area***

Number: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Russkinskoy licensed area***

Number: ***KhMN 00564 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Konitlorsky licensed area***

Number: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Nizhne-Sortymsky licensed area***

Number: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Alyekhinsky licensed area***

Number: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Kamynsky licensed area***

Number: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Tyansky licensed area***

Number: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Ai-Pimsky licensed area***

Number: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Bittemsky licensed area***

Number: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Tromyegansky licensed area***

Number: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***hydrocarbon exploration, oil and gas production within Vostochno-Tromyegansky licensed area***

Number: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Tonchinsky licensed area***

Number: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Zapadno-Erginsky licensed area***

Number: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Kondinsky licensed area***

Number: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Chaprovsky licensed area***

Number: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Severo-Yutymsky licensed area***

Number: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Yuzhno-Yutymsky licensed area***

Number: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Sakhalinsky licensed area***

Number: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Synyegansky licensed area***

Number: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Yuzhno-Komynsky licensed area***

Number: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Zapadno-Kamynsky licensed area***

Number: ***KhMN 00813 NE***
Date of issue: ***4.06.1998***
Date of expiry: ***3.06.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Vostochno-Sakhalinsky licensed area***

Number: ***KhMN No. 1087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Larkinsky licensed area***

Number: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Tundrinsky licensed area***

Number: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Novobystrinsky licensed area***

Number: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***

The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Rogozhnikovsky licensed area***

Number: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Sykhtymsky licensed area***

Number: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Losevoy licensed area***

Number: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Khorlorsky licensed area***

Number: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Chigorinsky licensed area***

Number: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***

Date of expiry: ***16.12.2022***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Verkhne-Nadymsky licensed area (Northern part)***

Number: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination (prospecting, exploration) and mineral resources production within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within 17 Yugansky exploration block***

Number: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Yuzhno-Lyaminsky exploration block***

Number: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Yuzhno-Golyanovsky exploration block***

Number: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Rogozhnikovsky exploration block***

Number: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Rogozhnikovsky exploration block***

Number: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Rogozhnikovsky exploration block***

Number: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
The body that issued the license: ***Mineral Resources Committee for Yamalo-Nenetsky Autonomous Okrug***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Novo-Nadymsky exploration block***

Number: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Novo-Nadymsky exploration block (southern part)***

Number: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Verkhne-Semiegansky exploration block***

Number: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lungorsky exploration block***

Number: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Yuilsky exploration block***

Number: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Yuilsky exploration block***

Number: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Lyaminsky exploration block***

Number: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Surgutsky 1st exploration block***

Number: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Surgutsky 2nd exploration block***

Number: ***YaKU No.11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Khoronokhsky exploration block***

Number: ***YaKU No.11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Kedrovy exploration block***

Number: ***YaKU No.11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
The body that issued the license: ***Yakutia Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Peleduisky exploration block***

Number: ***NRM No.12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Sarutayusky exploration block***

Number: ***NRM No.12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Korobkovsky exploration block***

Number: ***NRM No.12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
The body that issued the license: ***Nenetsky Geology and Mineral Resources Use Committee***
Range of activity: ***geological examination, including prospecting works and fields appraisal within Syamayusky exploration block***

Number: ***KhMN 00850 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Surgutskoye oil field***

Number: ***KhMN 00598 ME***
Date of issue: ***26.06.1997***
Date of expiry: ***25.06.2017***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***mineral subterranean water extraction for balneological and medicinal water supply of boarding house "Kedrovy Log" in Surgut***

Number: ***KhMN 01529 VE***
Date of issue: ***25.04.2001***
Date of expiry: ***24.04.2021***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***subterranean water production for preparing salt solution within Vostochno-Surgutskoye oil field***

Number: ***KhMN 00843 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yaunlorskoye oil field***

Number: ***KhMN 00840 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Yelovoye oil field***

Number: ***KhMN 01642 VE***
Date of issue: ***09.08.2002***
Date of expiry: ***08.08.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Tonchinsky licensed area***

Number: ***KhMN 00858 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Lyantorskoye oil field***

Number: ***KhMN 00862 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Maslikhovskoye oil field***

Number: ***KhMN 01042 VE***
Date of issue: ***07.07.1999***
Date of expiry: ***06.07.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Yuzhno-Kamynsky licensed area (Nazargaleevskoye oil field)***

Number: ***KhMN 01612 VE***
Date of issue: ***19.04.2002***
Date of expiry: ***18.04.2027***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Yuzhno-Kamynsky licensed area (Saninskoye oil field)***

Number: ***KhMN 01517 VE***
Date of issue: ***04.04.2001***
Date of expiry: ***03.04.2026***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Kamynskoye oil field***

Number: ***KhMN 00864 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bystrinskoye oil field***

Number: ***KhMN 00851 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Solkinskoye oil field***

Number: ***KhMN 00849 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vachimskoye oil field***

Number: ***KhMN 00847 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Komaryinskoye oil field***

Number: ***KhMN 01677 VE***
Date of issue: ***25.02.2003***
Date of expiry: ***26.06.2014***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Yurievskoye oil field***

Number: ***KhMN 00848 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Savuyskoye oil field***

Number: ***KhMN 00845 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rodnikovoye oil field***

Number: ***KhMN 00863 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Russkinskoye oil field***

Number: ***KhMN 00846 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Konitlorskoye oil field***

Number: ***KhMN 00860 VE***
Date of issue: ***23.07.1998***
Date of expiry: ***22.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Nizhne-Sortymskoye oil field***

Number: ***KhMN 00861 VE***
Date of issue: ***27.07.1998***
Date of expiry: ***26.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Alyekhinskoye oil field***

Number: ***KhMN 00857 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Kamynskoye oil field***

Number: ***KhMN 00855 VE***
Date of issue: ***21.07.1998***
Date of expiry: ***20.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tyanskoye oil field***

Number: ***KhMN 00841 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Bittemskoye oil field***

Number: ***KhMN 01614 VE***
Date of issue: ***25.04.2002***
Date of expiry: ***24.04.2027***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***industrial utilization and production of subterranean water within Ai-Pimsky licensed area (Zapadno-Chigorinskoye oil field)***

Number: ***KhMN 00844 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Tromyeganskoye oil field***

Number: ***KhMN 00839 VE***
Date of issue: ***07.07.1998***
Date of expiry: ***06.07.2023***
The body that issued the license: ***Khanty-Mansiysky Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Vostochno-Tromyeganskoye oil field***

Number: ***KhMN 01215 VE***
Date of issue: ***21.04.2000***
Date of expiry: ***20.04.2025***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Khorlorsky licensed area***

Number: ***KhMN 01772 VE***
Date of issue: ***19.12.2003***
Date of expiry: ***18.12.2023***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Zapadno-Ai-Pimsky licensed area***

Number: ***KhMN 01778 VE***
Date of issue: ***19.01.2004***
Date of expiry: ***18.01.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Fedorovsky licensed area***

Number: ***KhMN 01804 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Synyegansky licensed area***

Number: ***KhMN 01805 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Severo-Seliyarovsky licensed area***

Number: ***KhMN 01806 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Verkhne-Nadymsky licensed area (Southern part)***

Number: ***KhMN 01807 VE***
Date of issue: ***21.06.2004***
Date of expiry: ***20.06.2024***
The body that issued the license: ***Khanty-Mansiysk Geology and Mineral Resources Use Committee***
Range of activity: ***production of subterranean water to be used in a pressure maintenance system within Rogozhnikovsky licensed area***

Number: ***KhMN 00380 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Surgutsky licensed area***

Number: ***KhMN 00379 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Yaun-Lorsky licensed area***

Number: ***KhMN 01465 VE***
Date of issue: ***05.12.2000***
Date of expiry: ***04.12.2020***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vostochno-Yeloviy licensed area***

Number: ***KhMN 00381 VE***
Date of issue: ***07.10.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01736 VE***
Date of issue: ***17.07.2003***
Date of expiry: ***07.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within the city of Surgut***

Number: ***KhMN 00397 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 01784 VE***
Date of issue: ***08.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Surgutsky licensed area***

Number: ***KhMN 00721 VE***
Date of issue: ***12.02.1998***
Date of expiry: ***12.02.2008***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Surgutsky District***

Number: ***KhMN 00403 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Solkinsky licensed area***

Number: ***KhMN 00400 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Komaryinsky licensed area***

Number: ***KhMN 00401 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Vachimsky licensed area***

Number: ***KhMN 00402 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Bystrinsky licensed area***

Number: ***KhMN 01731 VE***
Date of issue: ***23.06.2003***
Date of expiry: ***22.06.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Severo-Yurievsky licensed area***

Number: ***KhMN 01783 VE***
Date of issue: ***18.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Dunaevsky licensed area***

Number: ***KhMN 01786 VE***
Date of issue: ***22.03.2004***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00398 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***06.10.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Fedorovsky licensed area***

Number: ***KhMN 00785 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Maslikhovsky licensed area***

Number: ***KhMN 00786 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyaminsky water scoop***

Number: ***KhMN 00787 VE***
Date of issue: ***24.04.1998***
Date of expiry: ***23.04.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply at Lyantorsky licensed area***

Number: ***KhMN 00396 VE***
Date of issue: ***14.11.1996***
Date of expiry: ***13.11.2016***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Lyantorsky licensed area***

Number: ***KhMN 01633 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Nazargaleevsky licensed area***

Number: ***KhMN 01634 VE***
Date of issue: ***18.07.2002***
Date of expiry: ***17.07.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Zapadno-Kamynsky licensed area***

Number: ***KhMN 01776 VE***
Date of issue: ***29.12.2003***
Date of expiry: ***28.12.2018***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Saninsky licensed area***

Number: ***KhMN 00988 VE***
Date of issue: ***06.05.1999***
Date of expiry: ***05.05.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***fresh subterranean water production for domestic, drinking, and industrial water supply within Savuysky, Russkinskoy, Rodnikovy and Konitlorsky licensed areas***

Number: ***KhMN 01088 VE***
Date of issue: ***27.09.1999***
Date of expiry: ***27.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Nizhne-Sortymsky licensed area***

Number: ***KhMN 01080 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***performing domestic, drinking and industrial water supply within Tyansky licensed area***
Number: ***KhMN 01078 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Alyekhinskoye licensed area***

Number: ***KhMN 01079 VE***
Date of issue: ***02.09.1999***
Date of expiry: ***02.09.2019***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing domestic, drinking and industrial water supply within Kamynsky licensed area***

Number: ***KhMN No.01600 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Bittemsky licensed area***

Number: ***KhMN No.01601 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Tromyegansky licensed area***

Number: ***KhMN No.01602 VE***
Date of issue: ***20.02.2002***
Date of expiry: ***19.02.2022***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Khorlorsky licensed area***

Number: ***KhMN No.01720 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***

Range of activity: ***performing of domestic, drinking, and industrial water supply within Ulyanovsky licensed area***

Number: ***KhMN No.01721 VE***
Date of issue: ***11.04.2003***
Date of expiry: ***10.04.2023***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***performing of domestic, drinking, and industrial water supply within Zapadno-Chigorinsky licensed area***

Number: ***KhMN 00302 TRIO***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2009***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Ob river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00169 TREIO***
Date of issue: ***20.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Pim river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00170 TREIO***
Date of issue: ***27.10.2002***
Date of expiry: ***27.05.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***water intake (the Lyamin river) for maintaining reservoir pressure at oil fields of OJSC "Surgutneftegas"***

Number: ***KhMN 00175 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00144 TBDBK***
Date of issue: ***26.03.2002***
Date of expiry: ***24.03.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00239 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00242 TODBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00243 TBDBK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00244 TODIK***
Date of issue: ***25.10.2003***
Date of expiry: ***23.10.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00250 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00251 TODIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2004***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00252 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2006***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00253 TBDIK***
Date of issue: ***17.12.2003***
Date of expiry: ***17.12.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00156 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00155 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00158 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00159 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00160 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00153 TBDBK***
Date of issue: ***18.06.2002***
Date of expiry: ***10.06.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00161 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00162 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00172 TBDBK***
Date of issue: ***29.10.2002***
Date of expiry: ***27.10.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00157 TBDBK***
Date of issue: ***24.07.2002***
Date of expiry: ***23.07.2012***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***Operation of submerged crossings***

Number: ***KhMN 00297***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00298***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00299***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00300***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***KhMN 00301***
Date of issue: ***06.08.2004***
Date of expiry: ***06.08.2005***
The body that issued the license: ***Main Department of Natural Resources for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***hydraulic alluviation and sand piling***

Number: ***54***
Date of issue: ***15.07.2000***
Date of expiry: ***15.07.2005***
The body that issued the license: ***Education Department of Administration of Surgutsky District of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***22217***
Date of issue: ***22.05.2002***
Date of expiry: ***22.05.2007***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***rendering local and intra-area telephone communication services***

Number: ***10505/920081***
Date of issue: ***20.01.2003***
Date of expiry: ***21.01.2006***
The body that issued the license: ***State Customs Committee of the Russian Federation (Nizhnevartovsk customs)***
Range of activity: ***setting up a warehouse for temporary storage***

Number: ***1706***
Date of issue: ***28.04.2000***
Date of expiry: ***28.04.2005***
The body that issued the license: ***License Chamber of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***operation of engineering systems of cities and other localities***

Number: ***ID No.04570***
Date of issue: ***20.04.2001***
Date of expiry: ***20.04.2006***
The body that issued the license: ***The Ministry of Press of Russia***

Range of activity: ***printing activity***

Number: ***62EK No.01-6188***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62EK No.01-6189***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***performing field geophysics and well logging study (including firing and blasting operations)***

Number: ***62VR No.01-6190***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of warehouses for explosive materials***

Number: ***62VR No.01-6191***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of equipment and devices of explosion art, explosion and shooting through equipment and perforation systems admitted by Gosgortekhnadzor (State Municipal Technical Supervision) of Russia for explosion and shooting through operations***

Number: ***62VR No.01-6192***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***application of commercial explosive materials and articles supplemented with explosive materials admitted by Gosgortekhnadzor of Russia (State Municipal Technical Supervision)***

Number: ***62ST No.01-6193***
Date of issue: ***06.07.2001***
Date of expiry: ***06.07.2006***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***construction of plants and installations for field development***

Number: ***85M/01/0045/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0046/03/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***activities relating to work (services) for nature preservation***

Number: ***85M/01/0047/02/L***
Date of issue: ***18.06.2001***
Date of expiry: ***18.06.2006***
The body that issued the license: ***Mineral Resources Committee for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***issuing ecological passports***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of the boarding house "Neftyanik Sibiri" belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Yuny Neftyanik" boarding house belonging to the healthcare trust "Surgut"***

Number: ***No.1229/128***
Date of issue: ***28.03.2001***
Date of expiry: ***28.03.2006***
The body that issued the license: ***License Committee of Krasnodarsky Krai***
Range of activity: ***medical activity of "Lermontovo" boarding house belonging to the healthcare trust "Surgut"***

Number: ***57 EK No.006829***
Date of issue: ***31.05.2001***

Date of expiry: ***31.05.2006***
The body that issued the license: ***Administration of Northern Caucasus Okrug of Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***boil inspection objects operation***
Number: ***1721/587***
Date of issue: ***26.09.2001***
Date of expiry: ***26.09.2006***
The body that issued the license: ***License Chamber for Krasnodarsky Krai***
Range of activity: ***medical activity (pre-trip medical examinations for Motor depot of healthcare trust "Surgut")***

Number: ***77.99.18.001.L.000359.02.05***
Date of issue: ***22.02.2005***
Date of expiry: ***22.02.2010***
The body that issued the license: ***Federal Service on Protection of Consumers and Human Welfare***
Range of activity: ***activities relating to use of agents of infection***

Number: ***4/78/04***
Date of issue: ***30.06.2004***
Date of expiry: ***30.06.2009***
The body that issued the license: ***Department of Health Care of Krasnodarsky Krai***
Range of activity: ***pharmaceutical business***

Number: ***TYuKh 182354***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***construction of buildings and structures (construction-mounting works)***

Number: ***TYuKh 182353***
Date of issue: ***29.10.2001***
Date of expiry: ***29.10.2006***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***manufacture of constructional materials and structures***

Number: ***62MR No.01-6565***
Date of issue: ***08.11.2001***
Date of expiry: ***08.11.2006***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***surveying works while using natural resources***

Number: ***KRD 26617 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26616 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***KRD 26615 BMKBK***
Date of issue: ***06.12.2001***
Date of expiry: ***01.09.2006***
The body that issued the license: ***Kuban Administration of Basins***
Range of activity: ***use of water (surface water facilities)***

Number: ***TYuKh 182440***
Date of issue: ***15.01.2002***
Date of expiry: ***15.01.2007***
The body that issued the license: ***State Licensing Administration of Department for Urban Development Policy in Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***designing of structures and buildings***

Number: ***62EK No.10-2008***
Date of issue: ***07.02.2002***
Date of expiry: ***07.02.2007***
The body that issued the license: ***Tyumen Regional Administration of Gosgortekhnadzor of the Russian Federation***
Range of activity: ***operation of trunk pipeline transport***

Number: ***90***
Date of issue: ***11.02.2002***
Date of expiry: ***11.02.2007***
The body that issued the license: ***Education and Science Department of Administration of Surgut***
Range of activity: ***educational activity on implementation of pre-school and primary education programs***

Number: ***173***
Date of issue: ***15.07.2002***
Date of expiry: ***26.05.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (TsPTO)***

Number: ***228***
Date of issue: ***02.08.2002***
Date of expiry: ***01.08.2007***
The body that issued the license: ***Education and Science Department of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***educational activities (PU "SurgutASUneft")***

Number: ***734D***
Date of issue: ***16.07.2002***
Date of expiry: ***16.07.2005***
The body that issued the license: ***Economic Policy Department of Administration of Surgut***
Range of activity: ***retail sale of alcoholic beverages***

Number: ***256***
Date of issue: ***27.09.2002***
Date of expiry: ***27.09.2005***
The body that issued the license: ***Ministry of Taxes and Duties Division for Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***purchase, storage and supply of alcoholic beverages (excluding export and import)***

Number: ***TYuG-00248k***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Mapping activity***

Number: ***TYuG-00247g***
Date of issue: ***02.10.2002***
Date of expiry: ***02.10.2007***
The body that issued the license: ***Tyumen Territorial RF Gosgeonadzor Inspection***
Range of activity: ***Surveying activity***

Number: ***20003809***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***
Range of activity: ***main pipeline transportation of oil, gas and their respective derivatives***

Number: ***10003808***
Date of issue: ***03.02.2003***
Date of expiry: ***02.02.2008***
The body that issued the license: ***Ministry of Energy of the Russian Federation***

Range of activity: ***oil refining, gas processing and processing of their respective derivatives***

Number: ***30008347***
Date of issue: ***28.04.2003***
Date of expiry: ***27.04.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***storing of oil, gas and their respective derivatives***

Number: ***60009102***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***heating systems operation***

Number: ***50009101***
Date of issue: ***20.05.2003***
Date of expiry: ***19.05.2008***
The body that issued the license: ***the Ministry of Energy of the Russian Federation***
Range of activity: ***electric systems operation***

Number: ***00-EKh-001261 (Kh)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***operation of chemically hazardous production facilities***

Number: ***00-DE-001485 (DKN)***
Date of issue: ***23.07.2003***
Date of expiry: ***23.07.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of RF***
Range of activity: ***examination of industrial safety***

Number: ***00-EN-001262 (DN)***
Date of issue: ***04.06.2003***
Date of expiry: ***04.06.2008***
The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of oil and gas producing facilities***

Number: ***00-EV-001550 (KMSKh)***
Date of issue: ***01.08.2003***
Date of expiry: ***01.08.2008***

The body that issued the license: ***Gosgortekhnadzor (State Municipal Technical Supervision) of Russia***
Range of activity: ***operation of potentially explosive production facilities***

Number: ***3/00074***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***operation of fire hazardous production facilities***

Number: ***2/04487***
Date of issue: ***18.09.2003***
Date of expiry: ***18.09.2008***
The body that issued the license: ***Main Department of State Fire Protection Service of MChS of RF (Ministry of Emergencies)***
Range of activity: ***mounting, repairs and maintenance of equipment and fire protection systems of buildings and installations***

Number: ***PRD 01539***
Date of issue: ***30.09.2003***
Date of expiry: ***29.09.2008***
The body that issued the license: ***Ministry of Railways of Russia***
Range of activity: ***loading-unloading operations at railway transport***

Number: ***199***
Date of issue: ***14.11.2003***
Date of expiry: ***14.11.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***27719***
Date of issue: ***05.09.2003***
Date of expiry: ***05.09.2008***
The body that issued the license: ***RF Ministry of Communication***
Range of activity: ***communication channels lease***

Number: ***217***
Date of issue: ***09.12.2003***
Date of expiry: ***09.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***LSS-86-087232***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***

The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Commercial transportation of passengers by light motor-vehicles***

Number: ***ASS-86-086427***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of passengers by motor-vehicles, equipped to transport more than 8 persons***

Number: ***GSS-86-085336***
Date of issue: ***08.07.2002***
Date of expiry: ***07.07.2007***
The body that issued the license: ***Khanty-Mansiysky Okrug Branch of Russia Transport Inspection***
Range of activity: ***Transportation of cargoes by motor-vehicles with capacity of over 3.5 tons***

Number: ***227***
Date of issue: ***26.12.2003***
Date of expiry: ***26.12.2008***
The body that issued the license: ***Medical Activity Licensing Commission of the Department of Health Care of Khanty-Mansiysky Autonomous Okrug***
Range of activity: ***medical activity***

Number: ***GS-5-86-02-27-0-8602060555-001673-1***
Date of issue: ***09.03.2004***
Date of expiry: ***09.03.2009***
The body that issued the license: ***State Committee of the RF for Building and Housing Complex***
Range of activity: ***construction of structures and buildings of I and II criticality rating***

Number: ***GS-5-86-02-28-0-8602060555-002348-1***
Date of issue: ***18.10.2004***
Date of expiry: ***18.10.2009***
The body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***engineering surveys for construction of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***GS-5-86-02-26-0-8602060555-002347-1***
Date of issue: ***04.10.2004***
Date of expiry: ***04.10.2009***

The body that issued the license: ***Federal Agency for Building and Housing Complex***
Range of activity: ***designing of structures and buildings of I and II criticality rating in accordance with the state standard***

Number: ***62-DG-001184 (S)***
Date of issue: ***07.12.2004***
Date of expiry: ***07.12.2009***
The body that issued the license: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***operation of gas circuits***

Number: ***000066-R***
Date of issue: ***18.11.2004***
Date of expiry: ***18.11.2009***
The body that issued the license: ***Federal Agency for Technical Regulation and Metrology***
Range of activity: ***measurement instrumentation repair***

Number: ***UO-03-209-1030***
Date of issue: ***20.12.2004***
Date of expiry: ***31.12.2009***
The body that issued the license: ***Federal Service on Ecological, Technological and Nuclear Inspection***
Range of activity: ***use, transportation and storage of articles containing radioactive substances***

Number: ***86-01-000005***
Date of issue: ***02.09.2004***
Date of expiry: ***02.09.2009***
The body that issued the license: ***Federal Health Care and Social Development Service***
Range of activity: ***medical activity***

Number: ***86***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/1***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***

Range of activity: ***execution by NGDU "Surgutneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/2***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Fedorovskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/3***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Bystrinskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/4***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Komsomolskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/5***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Lyantorneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/6***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by NGDU "Nizhnesortymskneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/7***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Division of Intra-field Gathering and Utilization of Petroleum Gas of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/8***
Date of issue: ***24.06. 2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by Prospecting Division of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

Number: ***86/9***
Date of issue: ***24.06.2003***
Date of expiry: ***24.06.2008***
The body that issued the license: ***Regional office of Federal Security Service of RF in Tyumenskaya Oblast***
Range of activity: ***execution by research institute "SurgutNIPIneft" of OJSC "Surgutneftegas" of activities involving the use of information, which is a state secret***

3.2.10. The Issuer's joint activity.

From 2000 to the present time, the Company and other organizations did not conclude any joint activity agreements.

2000

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)	Financial results
1	2	3	4
Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"	***Profit earning***	***102,750.00***	-
Limited Liability Company "Invest-Zaschita"	***Profit earning***	***52,240.00***	-
Limited Liability Company "Neft-Konsalting"	***Profit earning***	***47.50***	-
Open Joint Stock Company "Surgutskoye upravlenie tekhnologicheskogo transporta"	***Profit earning***	***6.80***	-
Closed Joint Stock Company "Surgutneftestroi"	***Profit earning***	***17,839.35***	-

Closed Joint Stock Company “Surgutneftegasbank”	*Profit earning*	*514,046.34*	-
Open Joint Stock Company “Neftyanaya Kompaniya “Surgutneftegas”	*Profit earning*	*9,805.75*	
Limited Liability Company “Kirishinefteorgsintez”	*Profit earning*	*3,516.70*	-

2001

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR ‘000)	Financial results
1	2	3	4
Limited Liability Company “Neft-Konsalting”	*Profit earning*	*47.50*	-
Limited Liability Company “Strakhovoye Obshchestvo “Surgutneftegas”	*Profit earning*	*235,650.00*	-
Limited Liability Company “Invest-Zaschita”	*Profit earning*	*52,240.00*	-
Closed Joint Stock Company “Surgutneftegasbank”	*Profit earning*	*1,058,046.30*	-
Limited Liability Company “Kirishinefteorgsintez”	*Profit earning*	*3,517.44*	-
Open Joint Stock Company “Neftyanaya Kompaniya “Surgutneftegas”	*Profit earning*	*9,791.65*	-

2002

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR ‘000)	Financial results
1	2	3	4
Limited Liability Company “Neft-Konsalting”	*Profit earning*	*47.50*	-
Limited Liability Company “Strakhovoye Obshchestvo “Surgutneftegas”	*Profit earning*	*235,650.00*	-
Limited Liability Company “Invest-Zaschita”	*Profit earning*	*55,840.00*	-
Limited Liability Company “Kirishinefteorgsintez”	*Profit earning*	*3,517.46*	-
Limited Liability Company “Central Surgut Depositary”	*Profit earning*	*4,426.30*	-
Closed Joint Stock Company “Surgutneftegasbank”	*Profit earning*	*1,078,026.30*	-
Open Joint Stock Company “Neftyanaya Kompaniya “Surgutneftegas”	*Profit earning*	*9,791.65*	-

2003

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR ‘000)	Financial results
1	2	3	4
Limited Liability Company “Invest-Zaschita”	*Profit earning*	*55,840.00*	-

Limited Liability Company "Neft-Konsalting"	***Profit earning***	***47.50***	-
Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"	***Profit earning***	***759,750.00***	-
Limited Liability Company "Central Surgut Depositary"	***Profit earning***	***4,426.30***	-
Limited Liability Company "Kirishinefteorgsintez"	***Profit earning***	***3,517.68***	-
Limited Liability Company "Leasing Production"	***Profit earning***	***9,791.65***	-
Closed Joint Stock Company "Surgutneftegasbank"	***Profit earning***	***1,078,026.30***	-

2004

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)	Financial results
1	2	3	4
Limited Liability Company "Invest-Zaschita"	***Profit earning***	***55,840.00***	-
Limited Liability Company "Neft-Konsalting"	***Profit earning***	***47.50***	-
Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"	***Profit earning***	***759,750.00***	-
Limited Liability Company "Central Surgut Depositary"	***Profit earning***	***4,426.31***	-
Limited Liability Company "Production Association "Kirishinefteorgsintez"	***Profit earning***	***3,517.68***	-
Limited Liability Company "Leasing Production"	***Profit earning***	***9,791.65***	-
Closed Joint Stock Company "Surgutneftegasbank"	***Profit earning***	***1,078,026.34***	-

1Q2005

Name of a subsidiary	Purpose of investment of capital	The amount of capital invested (RUR '000)	Financial results
1	2	3	4
Limited Liability Company "Invest-Zaschita"	***Profit earning***	***55,840.00***	-
Limited Liability Company "Neft-Konsalting"	***Profit earning***	***47.50***	-
Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"	***Profit earning***	***759,750.00***	-
Limited Liability Company "Central Surgut Depositary"	***Profit earning***	***4,426.30***	-
Limited Liability Company "Kirishinefteorgsintez"	***Profit earning***	***3,517.68***	-
Limited Liability Company "Leasing Production"	***Profit earning***	***9,791.65***	-
Closed Joint Stock Company "Surgutneftegasbank"	***Profit earning***	***1,078,026.34***	-

3.2.11. Additional requirements to be met by issuers being joint stock investment pools or insurance organizations.

The Company is neither a joint stock investment pool, nor an insurance organization.

3.2.12. Additional requirements to be met by issuers, whose primary activity is mineral resources extraction.

a) Mineral resources

Name of a license: ***KhMN 12326 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11293 NE***
Date of issue: ***05.09.2002***
Date of expiry: ***01.07.2022***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN No. 11878 NE***
Date of issue: ***03.11.2003***
Date of expiry: ***22.10.2023***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12325 NE***
Date of issue: ***23.04.2004***
Date of expiry: ***01.03.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12681 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12682 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12679 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12680 NE***
Date of issue: ***16.09.2004***
Date of expiry: ***27.08.2024***
Basis for license issuance: ***according to Paragraph 3, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky and Beloyarsky Districts***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11355 NE***
Date of issue: ***26.12.2002***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Paragraph 2, Item 1, Article 17.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***YaKU No. 12061 NE***
Date of issue: ***26.12.2003***
Date of expiry: ***31.12.2023***
Basis for license issuance: ***according to Item 1, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***the Sakha (Yakutia) Republic, Lensky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00431 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00435 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00438 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2043***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00436 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00558 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00408 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2086***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00405 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2093***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00406 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2037***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00412 NE***
Date of issue: ***05.07.1994***
Date of expiry: ***31.12.2046***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00409 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2041***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00437 NE***
Date of issue: ***20.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00418 NE***
Date of issue: ***15.07.1993***
Date of expiry: ***31.12.2022***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00407 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2027***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00410 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2072***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00423 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2045***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00419 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2098***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00417 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2048***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00564 NE***
Date of issue: ***27.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00434 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2033***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00411 NE***
Date of issue: ***13.07.1993***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00432 NE***
Date of issue: ***14.07.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00563 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00560 NE***
Date of issue: ***29.09.1993***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00562 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2034***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00559 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2073***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00561 NE***
Date of issue: ***18.02.1994***
Date of expiry: ***31.12.2049***
Basis for license issuance: ***according to Item 1, Article 19 of "Statute on Procedure for Licensing Subsurface Use"***
Basis for license extension: ***according to Federal Law No. 2395-1 «On Subsurface» of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***oil and gas exploration and production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00814 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2039***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01237 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01236 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01233 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Kondinsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***TYuM 11997 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***TYuM 11998 NR***
Date of issue: ***11.12.2003***
Date of expiry: ***24.11.2028***

Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Tyumenskaya Oblast, Uvatsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00440 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00439 NE***
Date of issue: ***05.03.1997***
Date of expiry: ***04.03.2022***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00433 NE***
Date of issue: ***27.12.1993***
Date of expiry: ***31.12.2057***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00811 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Surgutsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00813 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***03.06.2023***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN No. 01087 NE***
Date of issue: ***27.09.1999***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01524 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00422 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01235 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01525 NR***
Date of issue: ***18.04.2001***
Date of expiry: ***17.04.2026***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Oktyabrsky and Khanty-Mansiysky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 01234 NE***
Date of issue: ***22.05.2000***
Date of expiry: ***21.05.2025***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00420 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***23.10.2020***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00421 NE***
Date of issue: ***24.10.1995***
Date of expiry: ***31.12.2051***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00684 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***31.12.2040***

Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00683 NR***
Date of issue: ***03.12.1997***
Date of expiry: ***02.12.2022***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***SLKh 00422 NE***
Date of issue: ***17.12.1997***
Date of expiry: ***16.12.2022***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky and Purovsky Districts***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 00812 NE***
Date of issue: ***04.06.1998***
Date of expiry: ***31.12.2055***
Basis for license issuance: ***according to Item 1, Article 10 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination (prospecting, exploration) and mineral resources production***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN No. 12666 NP***
Date of issue: ***08.09.2004***
Date of expiry: ***18.08.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11141 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11418 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11735 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11734 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11738 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky and Oktyabrsky Districts***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11739 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11740 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Khanty-Mansiysky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***SLKh 10985 NP***
Date of issue: ***28.03.2001***
Date of expiry: ***01.03.2006***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Purovsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11142 NP***
Date of issue: ***11.04.2002***
Date of expiry: ***01.04.2007***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***SLKh 11359 NP***
Date of issue: ***27.12.2002***
Date of expiry: ***31.12.2007***

Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Yamalo-Nenetsky Autonomous Okrug, Nadymsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11417 NP***
Date of issue: ***04.02.2003***
Date of expiry: ***31.01.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Beloyarsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11743 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Beloyarsky and Surgutsky Districts***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11744 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Beloyarsky and Surgutsky Districts***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11741 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11742 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***

Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11737 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11733 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 11736 NP***
Date of issue: ***23.09.2003***
Date of expiry: ***15.09.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***

Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12169 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***KhMN 12170 NP***
Date of issue: ***03.02.2004***
Date of expiry: ***30.01.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***YaKU No. 11882 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***the Sakha (Yakutia) Republic, Lensky District***

Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***YaKU No. 11883 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***the Sakha (Yakutia) Republic, Lensky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***YaKU No. 11884 NP***
Date of issue: ***10.11.2003***
Date of expiry: ***31.10.2008***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***the Sakha (Yakutia) Republic, Lensky District***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***NRM No. 12358 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***

Description of subsurface area: ***Arkhangelskaya Oblast, Nenetsky Autonomous Okrug***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***
Name of a license: ***NRM No. 12359 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Arkhangelskaya Oblast, Nenetsky Autonomous Okrug***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Name of a license: ***NRM No. 12360 NP***
Date of issue: ***21.05.2004***
Date of expiry: ***05.03.2009***
Basis for license issuance: ***according to Paragraph 2, Item 4, Article 10.1 of Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Basis for license extension: ***according to Federal Law No. 2395-1 "On Subsurface" of February 21, 1992***
Description of subsurface area: ***Arkhangelskaya Oblast, Nenetsky Autonomous Okrug***
Type of license: ***geological examination, including prospecting and deposit evaluation***
Payments under license terms and conditions: ***all kinds of payments are made in compliance with the law currently in force in the Russian Federation***
Extent to which license obligations are fulfilled: ***obligations are being fulfilled***
Factors which may adversely affect fulfilment of license obligations and their possible occurrence: ***no such factors***

Oil and associated petroleum gas production at OJSC "Surgutneftegas" fields under development in the first quarter of 2005 amounted to 15.368 mn tons and 3.865 bcm, respectively.

b) Mineral resources processing

Given its considerable reserves and extraction of associated gas, the Company seeks to increase the earning capacity of the sector through a complete production chain of associated gas extraction and refining. To that end, in January of 2002 OJSC "Surgutneftegas" founded Gas Processing Division.

"KINEF" Ltd. located in the city of Kirishi represents the sector of oil refining and petrochemistry.

c) Products marketing

The company's marketing network comprises six enterprises which are located in the north-west of Russia. The following are the enterprises: Limited Liability Company "Kaliningradnefteprodukt", Limited Liability Company Marketing Association "Tvernefteprodukt", Limited Liability Company Marketing Association "Pskovnefteprodukt", Limited Liability Company "Novgorodnefteprodukt", Open Joint Stock Company "Lennefteprodukt" and Limited Liability Company "KIRISHIAVTOSERVIS".

3.4. Plans for the Issuer's future activity.

In 2005, the Company will continue with its prospecting works on existing licensed blocks, analysis and preparation for acquisition of new reserves in promising oil and gas bearing regions in the Russian Federation.

The Company's prospecting and exploratory drilling is expected to total 165,000 meters. The Company is to start deep prospecting and exploratory drilling at 9 structures on 6 licensed blocks, finish construction of 72 exploratory wells, and deepen 27 producing wells to carry out additional exploration of underlying horizons.

In 2005, the Company will continue producing hydrocarbons in Khanty-Mansiysky Autonomous Okrug and in the Republic of Sakha (Yakutia). Hydrocarbon production is planned to reach 78 mn tons of oil equivalent, including 63.7 mn tons of oil and 14.3 bcm.

The Company is also to commission 5 oil wells in the Republic of Sakha (Yakutia) and at Talakanskoe field and continue with the construction of production facilities, deliveries of machinery, equipment and materials.

The Company shall continue to upgrade its production facilities, work towards higher production efficiency and equipment reliability and better environment protection. As part of its cost cutting program, the Company shall work towards better equipment performance, which translates into fuel, steam and energy savings.

Oil refining is to amount to 16.5 mn tons.

In 2005, we shall continue with our gas processing facilities renovation program. As part of this program we are going to construct a railroad overpass for loading of broad fraction of light hydrocarbons and gasoline, to expand our tank farm which forms an integral technological cycle with the former. We are to commission an automated control system for the gas processing unit No.2 and start mounting a similar one at the gas processing unit No.1.

3.5. The Issuer's share in industrial, bank, and financial groups, holdings, groups of companies, and associations.

The organization's full name: ***Association "Information and Cooperation Council of the Fuel and Energy Complex"***

The Issuer's position and functions in the organization: ***Member of the Association***

3.6. The Issuer's subsidiaries and in-house companies.

No.	Full and abbreviated firm name, location	Reasons why a company is recognized as a subsidiary or an in-house company of OJSC "Surgutneftegas"	OJSC "Surgutneftegas" share in the charter capital of a subsidiary or an in-house company (subsidiary's or in-house company's ordinary stock share owned by OJSC "Surgutneftegas")	Subsidiary's (in-house company's) share in the charter capital of OJSC "Surgutneftegas" (OJSC "Surgutneftegas" ordinary stock share owned by a subsidiary or an in-house company)	A company's basic activity	The significance of a company for activities of OJSC "Surgutneftegas"
1.	*Limited Liability Company "Invest-Zaschita" LLC "Invest-Zaschita" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*87.25%*	*0.0912%*	*- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading*	*Assistance in ensuring the rights of shareholders of OJSC "Surgutneftegas"*
2.	*Limited Liability Company "Investsibirstroy" LLC "Investsibirstroy" Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*100%*	-	*- construction and repairs of trunk pipelines through which oil, gas, and water are transported - housing and recreation facilities construction*	*Boosting construction potential of OJSC "Surgutneftegas"*
3.	*Closed Joint Stock Company "Surgutneftestroy" CJSC "Surgutneftestroy" Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut*	*Overwhelming participation in the charter capital*	*100% (100%)*	-	*Being dissolved*	*Being dissolved*

4.	Limited Liability Company “Strakhovoye Obshchestvo “Surgutneftegas” LLC “Strakhovoye Obshchestvo “Surgutneftegas” Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut	Overwhelming participation in the charter capital	99.97%	0.0051 (0.0062)	- providing various types of insurance	Insuring OJSC “Surgutneftegas” assets
5.	Limited Liability Company “Neft-Konsalting” LLC “Neft-Konsalting” Location: RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut	Overwhelming participation in the charter capital	95%	0.0083 (0.0015)	- brokerage activity; - dealer activity; - administration of securities; - consulting about securities trading	Developing the region’s securities market infrastructure. Profit earning
6.	Limited Liability Company “Central Surgut Depositary” LLC “Central Surgut Depositary” Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut	Overwhelming participation in the charter capital	63.233%	0.0378% (0.0446%)	- depositary activity	Developing the region’s securities market infrastructure.
7.	Closed Joint Stock Company “Surgutneftegasbank” CJSC “SNGB” Location: Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut	Overwhelming participation in the charter capital	91.591% (93.4382%)	-	- conducting bank transactions	Conducting settlement operations, cash payments and other bank transactions for OJSC “Surgutneftegas”

8.	Limited Liability Company “Production Association “Kirishinefteorgsintez” LLC “KINEF” Location: RF, Leningradskaya oblast, Kirishi	Overwhelming participation in the charter capital	99.9904%	-	- oilstock refining, manufacturing and marketing of oil products: - automobile gasoline, diesel fuel and fuel oil, petroleum asphalt, aromatic hydrocarbons and other products of refining and petrochemistry.	Refining of oil supplied by OJSC “Surgutneftegas”
9.	Limited Liability Company “Kaliningradnefteprodukt” LLC “Kaliningradnefteprodukt” Location: RF, Kaliningrad	Overwhelming participation in the charter capital	100%	-	- purchase, storage, and marketing of oil products	Marketing of oil products of OJSC “Surgutneftegas” group
10.	Limited Liability Company “Leasing Production” LLC “Leasing Production” Location: Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug – Yugra, Surgut	Overwhelming participation in the charter capital	93.0917%	-	- intermediary, marketing, and advisory activity	Profit earning
11.	Limited Liability Company Marketing Association “Tvernefteprodukt” LLC “MA “Tvernefteprodukt” Location: RF, Tver	Overwhelming participation in the charter capital	100%	-	- purchase, storage, and marketing of oil products	Marketing of oil products of OJSC “Surgutneftegas”
12.	Limited Liability Company “Novgorodnefteprodukt” LLC “Novgorodnefteprodukt” Location: RF, Veliky Novgorod	Overwhelming participation in the charter capital	100%	-	- purchase, storage, and marketing of oil products	Marketing of oil products of OJSC “Surgutneftegas”

13.	*Limited Liability Company "KIRISHIAVTOSERVIS" LLC "KIRISHIAVTOSERVIS" Location: RF, Saint Petersburg*	*Overwhelming participation in the charter capital*	*100%*	-		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
14.	*Limited Liability Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities") LLC "LENGIPRONEFTEKHIM" Location: RF, Saint Petersburg*	*Overwhelming participation in the charter capital*	*100%*	-		*- designing of structures and buildings, including process designing of fuel, production and refining structures and facilities*	*Developing projects for the companies of "Surgutneftegas" group*
15.	*Limited Liability Company Marketing Association "Pskovnefteprodukt" LLC "Pskovnefteprodukt" Location: RF, Pskov*	*Overwhelming participation in the charter capital*	*100%*	-		*- purchase, storage, and marketing of oil products*	*Marketing of oil products of OJSC "Surgutneftegas"*
16.	*Limited Liability Company "Surgutneftegasburenie" LLC "Surgutneftegasburenie" Location: Russian Federation, Surgut*	*Overwhelming participation in the charter capital*	*100%*	-		*- construction of oil/gas development and injection wells*	*Boosting construction potential of OJSC "Surgutneftegas"*
17.	*Open Joint Stock Company "Sovkhoz "Chervishevsky" OJSC "Sovkhoz "Chervishevsky" Location: Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo*	*Overwhelming participation in the charter capital*	*99.9994% (99.9994%)*	-		*- grain and vegetables growing; dairy, flour, feed-concentrates, bakery products, pastry, pasta, sausage goods, fruit jam production; meat supply; cattle keeping; woodwork*	*Supplying the workforce of OJSC "Surgutneftegas" with products of agricultural industry*

18.	*Limited Liability Company "Surgutmebel"* *LLC "Surgutmebel"* *Location:* *Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut District, p. Barsovo*	*Overwhelming participation in the charter capital*	*100%*	-	*- wooden construction materials*	*Manufacturing construction materials, components, and assemblies for the needs of OJSC "Surgutneftegas"*
19.	*Open Joint Stock Company "Surgutpolimer"* *OJSC "Surgutpolimer"* *Location: Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District*	*Participation in the charter capital*	*30%* *(30%)*		*Being dissolved*	*Being dissolved*

3.7. The constitution, structure, and cost of the Issuer's fixed assets; information on plans to purchase, replace, and dispose of fixed assets, as well as on all facts of encumbrance of the Issuer's fixed assets.

3.7.1. Fixed assets

As of 31.12.2004 RUR '000

Item	Historical (replacement) cost	Accumulated depreciation
Fixed assets	***684,377,994***	***434,241,508***

As of 31.03.2005 RUR '000

Item	Historical (replacement) cost	Accumulated depreciation
Fixed assets	***793,967,921***	***499,930,083***

No.	Name of fixed assets group	Full value prior to reappraisal	Written down (net of depreciation) value prior to reappraisal	Date of reappraisal	Full value after reappraisal	Written down (net of depreciation) value after reappraisal
1	Land and objects of nature management	***13,954***	***13,954***	***as of 01.01.2005***	***13,954***	***13,954***
2	Buildings	***43,363,586***	***30,329,523***		***44,354,499***	***31,095,480***
3	Structures	***498,389,735***	***166,828,060***		***577,746,588***	***203,459,819***
4	Machinery and equipment	***122,680,279***	***44,687,029***		***142,747,117***	***54,572,692***
5	Transport vehicles	***18,249,931***	***7,614,786***		***20,839,729***	***10,753,394***
6	Production and economic fittings	***1,591,726***	***592,384***		***1,706,502***	***700,827***
7	Perennial growing stock	***15,774***	***15,774***		***15,842***	***15,842***
8	Other types of fixed assets	***73,009***	***54,976***		***80,959***	***61,043***
	Total:	***684,377,994***	***250,136,486***		***787,505,190***	***300,673,051***

The method of reappraisal of fixed assets.

The reappraisal of fixed assets was based on the market value of the corresponding fixed assets.

Data on plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets, and other fixed assets.

As of the last day of the reporting quarter, there were no plans to purchase, replace, and dispose of fixed assets, the cost of which constitutes 10 and more per cent of the cost of the Company's fixed assets.

Data on all facts of encumbrance of the Company's fixed assets.

There are no encumbered fixed assets.

3.7.2. The cost of the Issuer's real property.

As of 31.12.2004 RUR '000

Item	Historical (replacement) cost	Accumulated depreciation
Real property	***541,783,049***	***344,595,738***

As of 31.03.2005 RUR '000

Item	Historical (replacement) cost	Accumulated depreciation
Real property	***627,002,922***	***395,873,246***

As of 01.01.2005, gross (replacement) cost of the Company's real property was revaluated and totaled RUR 622,130,883 thousand.

4. Information on the Issuer's financial and economic activities.

4.1. Results of the Issuer's financial and economic activities.

4.1.1. Profit and loss

Figures demonstrating the Company's profits and losses for the period under review are calculated in accordance with the procedure recommended by the Regulations on Information Disclosure by Securities Issuers (approved by Decree No. 03-32/ps of FKTsB dated 02.07.2003).

Item	2000	2001	2002	2003	2004	1Q2005
Earnings, RUR '000	*156,667,032*	*147,136,178*	*185,821,042*	*213.335.303*	*288,064,361*	*86,197,579*
Gross profit, RUR '000	*97,711,773*	*76,139,906*	*73,991,971*	*82,607,028*	*122,419,400*	*32,327,331*
Retained profit, RUR '000	*19,542,597*	*10,856,998*	*10,422,718*	*17,371,197*	*65,859,101*	*19,747,423*
Labor capacity, RUR '000/person	*2,086.75*	*1,805.53*	*2,158.03*	*2,486.6*	*3,483*	*1,061*
Capital productivity ratio, %	*222.8*	*145.7*	*84.3*	*98.9*	*115.2*	*29.3*
Return on assets, %	*7.6*	*3.4*	*2.1*	*3.2*	*10.2*	*2.7*
Return on equity capital, %	*8.19*	*3.61*	*2.19*	*3.4*	*10.7*	*2.9*
Product (sales) profitability, %	*58.11*	*44.16*	*33.56*	*32.55*	*36.56*	*31.19*
Uncovered loss as of the reporting date, RUR '000	*0*	*0*	*0*	*0*	*0*	*0*
Uncovered loss as of the reporting date to grand total ratio	*0*	*0*	*0*	*0*	*0*	*0*

The Company has high profitability figures.

Over five full financial years, sales proceeds increased by RUR 131,397,329 thousand (+84%), gross profit grew by RUR 24,707,627

thousand (+25%). Negative trends of 2001-2003 did not substantially affect the Company's financial performance.

During the period under review, return on assets and equity capital changed in line with fluctuating profit figures and increased amount of capital employed.

Sales profitability remains high due to the favorable market situation and tight cost control on production side.

4.1.2. Factors which caused a change in the Issuer's proceeds from sale of goods, products, works and services as well as in the Issuer's operating profit (loss).

The major factors which caused the changes in sales proceeds in 2000-2004 and in the first quarter of 2005 include higher oil and oil product prices.

4.2. The Issuer's liquidity position.

Figures demonstrating the Company's liquidity position for the period under review are calculated in accordance with the procedure recommended by the Regulations on Information Disclosure by Securities Issuers (approved by Decree No. 03-32/ps of FKTsB dated 02.07.2003).

Item	Standard	2000	2001	2002	2003	2004	1Q2005
Own working capital, RUR '000	>0	*100,169,924*	*129,837,281*	*183,695,583*	*167,282,416*	*219,693,720*	*236,794,865*
Leverage ratio	<1.0	*0.048*	*0.039*	*0.044*	*0.050*	*0.05*	*0.06*
Independent means autonomy ratio	>0.1	*0.93*	*0.94*	*0.96*	*0.95*	*0.95*	*0.95*
Own working capital to inventory ratio	>0.6-0.8	*7.49*	*8.36*	*11.22*	*11.57*	*13.72*	*15.76*
Fixed asset index	<1.0	*0.58*	*0.57*	*0.61*	*0.67*	*0.64*	*0.65*
Current liquidity ratio	>2.0	*10.33*	*12.59*	*10.78*	*8.27*	*9.90*	*8.30*
Quick liquidity ratio	>0.8-1.0	*9.12*	*11.15*	*9.83*	*7.57*	*9.21*	*7.79*

Relying on the above figures one can come to a conclusion that the Company enjoys a high level of solvency. The figures demonstrating liquidity of the Company's balance sheet are many times larger than the standards. The Company's funds are sufficient to fully meet all its obligations with its liquid assets. The Company is financially independent and has sufficient resources in the short term to implement its upgrade program and acquire new assets at its own expense.

4.3. The size, structure, and sufficiency of the Issuer's capital and current assets.

4.3.1. The size and structure of the Issuer's capital and current assets:

RUR '000

Item	2000	2001	2002	2003	2004	1Q2005
Total capital and reserves, including:	***245,780,087***	***301,447,895***	***467,765,042***	***503,847,190***	***608,821,735***	***679,105,723***
charter capital (*According to the Company's Charter*)	***43,427,993***	***43,427,993***	***43,427,993***	***43,427,993***	***43,427,993***	***43,427,993***
own shares bought back from shareholders	-	-	-	-	-	-
reserve capital	***6,514,198***	***6,514,198***	***6,514,198***	***6,514,198***	***6,514,198***	***6,514,198***
added capital	***88,399,229***	***114,271,035***	***274,444,515***	***315,897,243***	***371,580,400***	***421,849,761***
accumulation fund	***44,201,633***	***75,934,913***	-	-	-	-
social sector fund	***253,391***	***253,391***	-	-	-	-
purpose funding and receipts	***7,145,146***	***6,179,551***	***362,439***	***0***	***0***	***0***
retained profit	***55,838,497***	***54,866,814***	***143,015,897***	***138,007,756***	***187,299,144***	***207,313,771***

RUR '000

Item	2000	2001	2002	2003	2004	1Q2005
Total working capital of the Issuer, including:	***118,867292***	***147,781,445***	***205,196,368***	***193,291,086***	***252,192,772***	***277,261,102***
inventory	***13,377,695***	***15,530,835***	***16,377,907***	***14,458,817***	***16,009,588***	***15,026,613***
VAT on acquired valuables	***468,861***	***1,384,306***	***1,832,301***	***1,773,817***	***1,527,465***	***1,881,525***
receivables	***10,271,558***	***14,949,583***	***21,764,919***	***24,164,248***	***34,441,895***	***44,407,152***
short-term financial investments	***89,336,522***	***111,038,072***	***349,373***	***36,399,460***	***57,904,121***	***54,011,549***
cash	***5,412,656***	***4,878,649***	***59,983,345***	***635,465***	***1,733,954***	***2,749,011***
other current assets	-	-	***104,888,523***	***115,859,279***	***140,575,749***	***159,185,252***

Reserve capital is formed in accordance with the legislation of the Russian Federation and the Company's constituent documents.

The increase in the amount of added capital as of 01.01.2005 is due to the additional appraisal of the amount of fixed assets and profit.

The increase in working capital throughout the period under review was due to larger volume of sales by the Company.

The proprietary funds are a source of the Company's working capital financing.

Item 3.2.6 of the present quarterly report contains the information on the Company's policy on working capital financing.

4.3.2. Capital and current assets sufficiency.

Item	2000	2001	2002	2003	2004	1Q 2005
Operating expenses (RUR '000)	*23,552*	*12,369*	*12,449*	*30,500*	*35,859*	*7,464*

Average daily operating expenses (RUR '000 / day)	64.53	33.89	34.11	83.56	97.97	82.93

Figures demonstrating owned capital sufficiency (the amount of raised funds to capital and reserves ratio; short-term liabilities to capital and reserves ratio) are presented in Item 2.1 of the present quarterly report. Throughout the period under review, the Company's owned capital was many times larger than its short-term liabilities.

Since the amount of debt servicing operating expenses of the Company during the period from 2000 to 2004 and throughout the first quarter of 2005 is insignificant (the Company utilizes primarily its proprietary funds), the Company's current assets sufficiency to cover its current operating expenses is not cited. The data of the accounting report and items being calculated prove the fact that the Company has sufficient amounts of current assets to cover its current operating expenses (interest on money borrowed) throughout the period under review.

4.3.3. Cash funds.

The Company's demand for cash funds for the second quarter of 2005 and for the whole 2005 is based on the Company's need to carry out its production program and production modernization plans.

Sources to meet the demand for cash funds are the Company's own funds, including profit for the current period and prior periods. Since the Company has enough cash on deposit and in other financial investments, it is able not to use borrowed funds.

There are no bank accounts attached. A bank's file does not contain any accounts payable.

4.3.4. The Issuer's financial investments.

The Company does not have financial investments constituting 10 and more per cent of all of its financial investments.

The Company records its financial investments in accordance with PBU 19/02 "Financial Investments Recognition" ratified by Order No. 126n of the Ministry of Finance of the Russian Federation dated December 10, 2002.

4.3.5. The Issuer's intangible assets.

Information on the Company's intangible assets for 2000 - 2003 is presented in the Company's accounting reports for the corresponding periods.

As of 31.12.2004

RUR '000

Name of the group of intangible assets:	Historical (replacement) cost	Accumulated depreciation
Total intangible assets	331,218	151,490
Including intellectual property	330,411	

objects (exclusive rights on the results of intellectual property)		
Others	*807*	

As of 31.03.2005

RUR '000

Name of the group of intangible assets:	Historical (replacement) cost	Accumulated depreciation
Total intangible assets	*330,067*	*164,010*
Including intellectual property objects (exclusive rights on the results of intellectual property)	*329,260*	
Others	*807*	

The Company records its intangible assets in accordance with PBU 14/2000 "Intangible Assets Recognition" ratified by Order No. 91n of the Ministry of Finance of the Russian Federation dated October 16, 2000.

4.4. Data on the Issuer's philosophy and expenditures for scientific-and-technological development, advanced designs, research work, as well as in relation to licenses and patents.

OJSC "Surgutneftegas" research and development (R&D) activity.

In 2004, research engineers at the Company's R&D Institute "SurgutNIPIneft" were carrying out 65 research projects, outside organizations are engaged in another 76 projects. In the first quarter of 2005, the Company's researchers launched 23 R&D projects, and outside organizations carried out 40 projects.

As part of these projects, the Company's engineers were drawing up field development plans, creating geologic and mathematical models of producing fields, conducting production tests on exploratory and development wells, studying core samples and reservoir fluids.

Experimental field operations included introduction of drilling mud, cements, insulating compositions and well killing fluids developed by the Company's experts, as well as simulation of in-situ combustion processes.

Methods of economic assessment of project designs were enhanced on a constant basis with economic environment and tax law taken into account.

Much work was under way on the method, software, and administrative support for the integrated geological-geophysical and production data bank, on the preparation of long-term stimulation of formation plans, on the economic-feasibility study for a higher productive rate due to various methods, on the streamlining of fields design and development strategies on the basis of mathematical models of fluid flow, which take into consideration all the known features of formation geological structures, production methods, and development system implementation.

In terms of current prices, the R&D expenses amounted to RUR 346.529 mn in 2004.

Economic effect of the R&D projects carried out by the Institute in 2004 apart from reservoir engineering amounts to RUR 87.2 mn. Long-term

programs and various reservoir stimulation methods translated into another RUR 2,485.6 mn.

The R&D projects, which the Institute is planning to launch in 2005, apart from reservoir engineering, are expected to bring RUR 89 mn.

The effect of long-term programs and various reservoir stimulation methods is expected to total RUR 2,500 mn.

In 2005, SurgutNIPIneft is planning to implement 83 research projects totaling RUR 407,7 mn, outside R&D institutes are to carry out 59 projects to the amount of RUR 120.687 mn.

In 2000, R&D expenses totaled RUR 62.3 mn; in 2001, RUR 104.6 mn; in 2002, RUR 325.2 mn; in 2003, RUR 385.3 mn; and in 2004, RUR 425.8 mn.

R&D expenses in 2005 are expected to reach RUR 528.417 mn.

Technical re-equipment of production operations and testing of new equipment and technology.

Introduction of new equipment.

The major cost effective efforts of 2004 include:

- *introduction of three-phase units similar to Heater Treater;*
- *launch of gas turbine power plants;*
- *sidetracking operations;*
- *construction of wells with the application of biopolymer drilling mud.*

In 2004, technical re-equipment of production operations proved to be the most cost effective in the following areas:

- *servicing and workover of wells;*
- *wells construction;*
- *enhanced oil recovery;*
- *oil production and reservoir pressure maintenance.*

Testing of new equipment and technology.

The Company carried out 37 test of new equipment in 2004.

Import substitution program.

In order to replace imported equipment, spare parts and consumables with their equivalents manufactured in Russia, the Company had 653 items of the nomenclature list manufactured domestically, which translated into savings of RUR 364,079 thousand.

In the first quarter of 2005, as many as 472 items of equipment were manufactured by Russian plants, including 95 items off-schedule, which allowed the Company to save RUR 47,473.83 mn.

Information on creating and obtaining legal protection of main intellectual property objects

In 2004, the Company executed and sent 45 applications to Rospatent's Federal Institute of Industrial Property. The applications cover 1 invention, 5 utility models, 1 production prototype, 38 software tools and databases.

The Company obtained 40 documents of title, including those for applications sent earlier, which include 4 patents for inventions, 7 patents for useful models, 29 official registration certificates for computer programs and databases, and 1 resolution to grant a patent for a useful model.

Sixteen applications are pending, including 4 applications for inventions, 1 application for a utility model, 1 application for a production prototype, and 10 applications for official registration of computer programs.

In the first quarter of 2005, the Company executed and sent 14 applications to Rospatent's Federal Institute of Industrial Property. The applications cover 2 inventions, 1 utility model, and 11 computer programs.

The Company obtained 12 official registration certificates for computer programs and 1 resolution to grant a patent for a useful model, including those sent earlier.

Seventeen applications are pending, including 6 applications for inventions, 1 application for a utility model, 1 application for a production prototype, and 9 applications for official registration of computer programs.

4.5. Analysis of trends in the oil business.

OJSC "Surgutneftegas" is one of the fastest growing oil and gas producers in Russia. In 2004, the Company accounted for about 13% of Russian oil production and some 2.3% of the country's gas production. In 2004, the Company boosted oil production by over 10%, which is higher than the industry's average.

In the first quarter of this year, the Company produced 15.4 mn tons of oil, a 7.6% increase compared to 1Q2004. Gas production rose by 2.6% against the same period of the previous year to reach 3.9 bcm. The Company processed about 1.8 bcm of associated gas, i.e. virtually to the tune of the first quarter of 2004. The Company drilled 738.5 thousand meters against 732.8 thousand meters drilled in January-March of 2004, including 54.3 thousand meters of exploratory drilling in the reporting period of 2005.

The Company commissioned 218 new wells.

The Company's service divisions, which are engaged in development and application of new oil production and field development technology, contribute to its growth and efficiency. Not only does their potential being realized to the Company's benefit help optimize costs of development and exploratory wells construction and innovative EOR technologies employment, but it also ensures substantial rate of production. In 2004, the Company accounted for some 36% and 40% of the total development and exploratory drilling in Russia, respectively, and by applying innovative technology at both new and mature fields on a large scale, the Company boasts one of the highest well stock efficiency ratios in the industry.

The Company's refinery produces a wide range of petroleum products, most of which are up to the international quality standards. Its trademark, KINEF, is well known in more than 50 countries worldwide. As a result of horizontal diversification, the Izoflex plant, a structural unit of KINEF Ltd., started to produce waterproof bituminous and polymeric roofing. The Company's unique and unparalleled complex to produce LAB-LABS, the base for synthetic detergents, has been a success: its products are in great demand both on the domestic and international markets. In the reporting year, the Company accounted for more than 8% of the initial oil refining in the country.

5. Detailed information on persons being members of the Issuer's management bodies, agencies supervising its financial and economic activities, and summary on its staff (employees).

5.1. Information on structure and competence of the Issuer's management bodies.

The general shareholders' meeting is the supreme administrative body of the Company.

The Board of Directors carries out the general management of the Company's activities and has the right to make decisions on any matters concerning the Company's activities but those, which are related to the competence of the general shareholders' meeting according to the Company's Charter. The members of the Board of Directors are elected by the annual shareholders' meeting in accordance with the order provided for by the Company's Charter for a term till the next annual general shareholders' meeting. The members of the Board of Directors can be re-elected an unlimited number of times.

Director General is the individual executive body of the Company and manages the Company's current activities in the order and within the limits of competence determined by the Company's Charter as well as in accordance with the resolutions of the Board of Directors and the general shareholders' meeting. The Company's Board of Directors appoints Director General of the Company for a five-year period. At expiration of Director General's term of office, the Board of Directors can appoint this person for the same period an unlimited number of times.

Director General reports to the Board of Directors and the Company's general meeting of shareholders.

The powers of the Company's administrative bodies are determined by the Company's Charter.

The competence of the general shareholders' (participants') meeting in compliance with the Company's Charter (constituent documents):

The competence of the general shareholders' meeting includes the following issues the resolutions on which are adopted if shareholders-owners of over 50% of the Company's voting shares taking part in the general shareholders' meeting have voted for it, except as otherwise provided by the Company's Charter:

1) to amend the Company's Charter or to approve the Company's Charter in a new wording excluding cases stipulated by the Federal Law "On Joint Stock Companies" and the Company's Charter;

2) to decrease charter capital through reduction of par value of shares, acquisition of a portion of shares by the Company to reduce their total amount or to redeem shares partly paid and through redemption of shares acquired or repurchased by the Company;

3) to approve the Company's annual reports and annual accounting statements, including profit and loss accounts of the Company and its profit and loss distribution;

4) to adopt a resolution to pay annual dividends, to approve the dividend size and the form of its payment on shares of each category (type). A resolution is adopted on the Board of Directors' recommendation. The annual dividend size can not exceed the size recommended by the Board of Directors;

5) to elect members to the Company's Auditing Commission and to terminate their powers ahead of schedule, to approve the Company's Auditing Commission Provisions;

6) to adopt resolutions to restructure the Company;

7) to adopt resolutions to liquidate the Company, to appoint the liquidation committee and approve the interim and final liquidation balance sheets;

8) to determine the quantity of the Company's Board of Directors, to elect members to the Board of Directors and terminate their powers ahead of schedule;

9) to determine the amount of declared shares, their par value, their category (type) and rights granted by these shares;

10) to approve the Company's auditor;

11) the procedure of general shareholders' meeting;

12) to establish the counting committee;

13) to determine the procedure following which the Company provides information (materials) being subject to presentation to shareholders while preparing for the general shareholders' meeting, including choice of a press agency in case of announcement publication;

14) share split and share consolidation;

16) to adopt resolutions to approve large-scale deals by the Company, in accordance with Item 3 of Article 79 of the Federal Law "On Joint Stock Companies";

17) to increase the Company's charter capital through placement of additional ordinary shares through public subscription if the quantity of the ordinary shares additionally placed amounts to more than 25% of the ordinary shares earlier placed by the Company;

18) to increase the Company's charter capital through placement of additional shares through private subscription;

19) to place through private subscription issuing securities convertible into shares. To place through open subscription convertible issuing securities which can be converted into ordinary shares amounting to more than 25% of the ordinary shares earlier placed by the Company;

20) to increase the Company's charter capital through increase in par value of shares;

21) to make a decision to participate in holding companies, financial and industrial groups, associations and other unions of profit-making organizations;

22) to approve in-house documents governing the activities of the Company's bodies;

23) other issues provided for by the law of the Russian Federation currently in force.

Issues included in the competence of the general shareholders' meeting cannot be submitted to the Board of Directors and Director General of the Company.

The competence of the Issuer's Board of Directors (Supervisory Board) according to its Charter (constituent documents):
The competence of the Board of Directors includes the following issues:

1) to submit issues stipulated by the Company's Charter to the general shareholders' meeting for adopting a resolution;
2) to recommend the size of dividends paid to shareholders and the procedure of dividend payment;
3) to determine priority lines of the Company's activity;
4) to convene the annual and extraordinary general shareholders' meetings of the Company;
5) to adopt the general shareholders' meeting agenda;
6) to fix the date for making out the list of persons having the right to participate in the general shareholders' meeting, the date, the venue and the time of the general shareholders' meeting, informing shareholders of holding the meeting, of the list of materials (information) to be presented to shareholders upon preparation for the general shareholders' meeting, of the form and the text of a ballot paper;
7) to preliminary approve the Company's annual reports, balance sheets, profit and loss accounts;
8) to increase the Company's charter capital through placement by the Company:
- additional ordinary shares through public subscription within the quantity and the category (type) of declared shares if the quantity of the ordinary shares additionally placed amounts to 25% or less of the ordinary shares earlier placed by the Company;
- additional preferred shares through public subscription;
- additional shares at the expense of the Company's property;
9) to approve the report on the results of issue and purchase of the Company's shares by the Company;
10) to amend the Company's Charter brought about by the Company's charter capital increase due to increase in par value of shares;
11) to amend the Company's Charter brought about by the Company's charter capital increase due to the placement of additional shares;
12) the placement by the Company:
- bonds and other issuing securities convertible into shares if the stated bonds (other issuing securities) are placed through public placement and can be converted into the Company's ordinary shares amounting to 25% or less of the ordinary shares earlier placed;
- bonds and other issuing securities if they are not convertible into the Company's shares under the placement terms;

13) to determine the market value of the Company's property;
14) to purchase and buy back shares, bonds and other securities placed by the Company in cases stipulated by the Company's Charter;
15) to manage shares purchased and bought back by the Company and the shares made available for the Company due to the fact that buyers have not fulfilled their obligations to pay for them;
16) to elect the Chairman of the Board of Directors and the Deputy Chairman of the Board of Directors out of the members of the Board of Directors;
17) to appoint Director General of the Company, to determine the rate of bonuses and compensations paid to him;
18) to recommend the rate of bonuses and compensations paid to the members of the Company's Auditing Commission and to determine the amount of auditor's service payment;
19) to determine how the Company's reserve, purpose-oriented and other funds should be employed;
20) to approve the Company's in-house documents excluding those in-house documents which should be approved by the general shareholders' meeting in conformity with the Federal Law "On Joint Stock Companies" and other in-house documents of the Company which should be approved by Director General of the Company according to the present Charter;
21) to establish branches and to open representative offices of the Company;
22) to amend the Company's Charter brought about by newly established branches and representative offices and their liquidation;
23) to adopt resolutions to approve large-scale deals by the Company, in accordance with the Federal Law "On Joint Stock Companies";
24) according to the Federal Law "On Joint Stock Companies", to adopt a resolution that the Company approves deals in case the Company is an interested party in carrying out the deal, excluding deals carried out between the Company and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas" (OJSC "NK "Surgutneftegas") in accordance with the order provided for by the Company's Charter;
25) to adopt a resolution to sign a contract establishing relations of the parent and subsidiary company between Open Joint Stock Company "Surgutneftegas" and Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas";
26) to approve the Company's registrar, to approve and to cancel an agreement with the Company's registrar;
27) other issues stipulated by the law of the Russian Federation.

The competence of the individual and collegiate executive bodies of the Issuer in compliance with the Charter (constituent documents):
The competence of Director General of the Company includes the following:

1. to implement resolutions of the general shareholders' meeting and of the Company's Board of Directors;

2. to issue orders, instructions, directions and other acts concerning the Company's activities; all the Company's employees are obliged to carry them out;

3. within the rights granted to him, to take all necessary actions to exercise legal powers to possess, use and dispose of the Company's property including signing contracts on acquisition and alienation of the Company's property; signing loan and credit agreements; besides, due to the fact that on the date of the general shareholders' meeting of the Company it is impossible to determine transactions being subject to carrying out to continue business relations between the Company and OJSC "NK "Surgutneftegas" in which Director General of the Company might be interested in the future, to decide that transactions of the abovementioned nature including agreements on borrowings as well as transactions on direct or indirect acquisition or alienation of property by the Company including shares up to the limit of 10% of the book value of Company's assets as of the date when the resolution on closing such transactions is adopted, can be carried out by Director General independently;

4. to represent on behalf of the Company in relations with any Russian or foreign legal and natural persons, to sign contracts and treaties on the territory of the Russian Federation and abroad, to carry out other transactions on behalf of the Company including signing contracts on acquisition of property the cost of which amounts up to 25% of the book value of the Company's assets according to the Company's accounting statements as of the last reporting date, to employ the Company's reserve, purpose-oriented and other funds in compliance with the directions of the Company's Board of Directors, to give letters of attorney to carry out transactions, to open settlement accounts and other accounts with banks and other organizations and institutions;

5. to deal with issues concerning investments to develop enterprises and organizations;

6. to approve and change the Company's structure, to establish and terminate activities of the Company's structural units, to approve the provisions on the Company's structural units;

7. to approve the manning table, the maintenance budget, the amount and the type of remuneration of labor paid to the Company's employees, Labor Internal Regulations and duty regulations for all categories of the Company's employees;

8. to employ, appoint, dismiss, and discharge the Company's employees, heads of structural units, to determine their salaries and bonuses, to take rewarding and punishment measures in regard of the Company's employees, to take decisions on making them materially responsible, to sign labor treaties (contracts) with the employees on behalf of the Company;

9. to tackle the issues related to the social development of the Company and its subsidiaries;

10. to make decisions on raising claims and suing on behalf of the Company against legal and natural persons both in the Russian Federation and abroad according to the law.

Director General of the Company also has the right to take decisions on any issues concerning management of current activities of the Company and its subsidiaries, which are not included in the competence of the general shareholders' meeting and the Company's Board of Directors. Director General independently takes all the decisions on matters falling within his competence.

For a period of his absence and under any other circumstances Director General has the right to appoint any of the Company's officials as acting Director General.

5.2 Information on persons being members of the Issuer's management bodies.

Board of Directors (Supervisory Board).

Chairman:
Name: ***Usoltsev Alexander Viktorovich***
Date of birth: ***1938***
Education: ***Higher professional education***
Positions within last 5 years:
Period: -
Company: ***no***
Position: ***Does not hold a post***

Share in the Issuer's charter capital: ***0.0087%***
Share of the Issuer's common stock: ***0.01%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Members of the Board of Directors:
Name: ***Ananiev Sergei Alexeevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Fedorovskneft"***

Share in the Issuer's charter capital: ***0.0048%***
Share of the Issuer's common stock: ***0.0054%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***
Positions within last 5 years:
Period: - ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: - ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: - ***2000 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3673%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Bulanov Alexander Nikolaevich***
Date of birth: ***1959***
Education: ***Higher professional education***
Positions within last 5 years:
Period: - ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Surgutneft"***

Share in the Issuer's charter capital: ***0.0005%***
Share of the Issuer's common stock: ***0.0002%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Gorbunov Igor Nikolaevich***
Date of birth: ***1967***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***2000 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of central engineering and technological service of oil and gas production division "Bystrinskneft"***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Bystrinskneft"***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's common stock: ***no share***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Matveev Nikolai Ivanovich***
Date of birth: ***1942***
Education: ***Higher professional education***
Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer – First Deputy Director General***

Share in the Issuer's charter capital: ***0.0105%***
Share of the Issuer's common stock: ***0.0122%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Medvedev Nikolai Yakovlevich***
Date of birth: ***1943***
Education: ***Higher professional education, Doctor of Geologic-Mineralogic Sciences***
Positions within last 5 years:

Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief geologist – Deputy Director General***

Period: ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***Chief geologist***

Share in the Issuer's charter capital: ***0.035%***
Share of the Issuer's common stock: ***0.0418%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Rezyapov Alexander Filippovich***
Date of birth: ***1952***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***2000 - 2001***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction – Capital Construction Division Head***

Period: ***2001 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Director General on Capital Construction***

Share in the Issuer's charter capital: ***0.0206%***
Share of the Issuer's common stock: ***0.024%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Name: ***Usmanov Ildus Shagalievich***
Date of birth: ***1954***
Education: ***Higher professional education***
Positions within last 5 years:

Period: ***2000 - 2003***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Chief engineer of oil and gas production division "Nizhnesortymskneft"***

Period: ***2003 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Head of oil and gas production division "Nizhnesortymskneft"***

Share in the Issuer's charter capital: ***0.0018%***
Share of the Issuer's common stock: ***0.0022%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

Executive body:
Single executive body:
Name: ***Bogdanov Vladimir Leonidovich***
Date of birth: ***1951***
Education: ***Higher professional education, Doctor of Economics***

Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Director General***

Period: ***2000 – October 2003***
Company: ***Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"***
Position: ***President***

Period: ***2000 – March 2004***
Company: ***Non-State Pension Fund "Surgutneftegas"***
Position: ***President of the Fund***

Share in the Issuer's charter capital: ***0.3028%***
Share of the Issuer's common stock: ***0.3673%***
Shares in the Issuer's subsidiary/subordinated companies:
no shares

Nature of kinship (if any): ***No***

5.3. Data on remuneration, incentives and/or compensation for expenses for each management body of the Issuer.

Remuneration paid to members of the Issuer's Board of Directors in 2004 (RUR):
21,762,500

Total (RUR): ***21,762,500***

Remuneration for members of the Company's Board of Directors is paid in accordance with the Company's Charter.

5.4. Data on the structure and competence of the control authorities supervising the Issuer's financial and economic activities.

The Company's Auditing Commission is established to supervise the Company's financial and economic activities. The Company's Auditing Commission consists of three members elected by the general shareholders' meeting out of shareholders or their proxies. Shares owned by members of the Board of Directors and the Company's Director General cannot vote to elect members of the Auditing Commission. The Auditing Commission passes resolutions at its meetings or through polls by a majority of its members' vote, following the procedure established in the Statute on Auditing Commission. A member of the Auditing Commission cannot be a member of the Board of Directors; neither can she/he hold a post of the Company's Director General.

Once a financial year is over, the Auditing Commission conducts a yearly audit (inspection) of the Company's activities. An unscheduled audit

(inspection) is conducted by the Commission at any time on its own initiative, in compliance with a resolution adopted by the general shareholders' meeting, at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's voting shares or in accordance with a resolution passed by the Board of Directors. As requested by the Auditing Commission, persons holding posts in the Company's control authorities must timely provide the Auditing Commission with all necessary information and documents concerning the Company's financial and economic activities. On the basis of results of the Company's financial and economic activity audit the Auditing Commission draws a conclusion.

The Auditing Commission is entitled to demand an extraordinary general shareholders' meeting be convened, following the procedure stipulated by the Company's Charter.

To have an annual fiscal accounting audited and confirmed, the Company annually hires a professional auditor who does not share any property interests with the Company or with its shareholders.

The general shareholders' meeting approves the Company's auditor. The auditor's service payment is determined by the Company's Board of Directors.

An audit of the Company's activity must be conducted at any time at a shareholder's (shareholders') request in writing, provided the shareholder (shareholders) own in aggregate at least 10% of the Company's placed shares.

5.5. Information on persons being members of the Issuer's financial and economic activity control authorities.

Persons on the control authorities:

Name: ***Belousova Tatyana Mikhailovna***
Year of birth: ***1946***
Education: ***higher professional education***
Positions within last 5 years:
Period: ***2000 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Chief Accountant, Auditing Department Head***

Share in the Issuer's charter capital: ***0.0015%***
Share of the Issuer's ordinary shares: ***0.0014%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Komarova Valentina Panteleevna***
Year of birth: ***1948***
Education: ***higher professional education***

Positions within last 5 years:
Period: ***2000 - 2002***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***Deputy Finance Division Head***

Period: ***2002 - present***
Company: ***Open Joint Stock Company "Surgutneftegas"***
Position: ***First Deputy Finance Division Head***

Share in the Issuer's charter capital: ***0.0002%***
Share of the Issuer's ordinary shares: ***0.0003%***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Nature of kinship (if any): ***no***

Name: ***Oleynik Tamara Fedorovna***
Year of birth: ***1947***
Education: ***secondary professional education***
Positions within last 5 years:

Period: ***2000 - 2002***
Company: ***Surgut Commercial Bank "Surgutneftegasbank" LLC***
Position: ***Back Office Head, Branch No. 1***

Period: ***2002 - present***
Company: ***Closed Joint Stock Company "Surgutneftegasbank"***
Position: ***Legal Entities Crediting Division Head***

Share in the Issuer's charter capital: ***no share***
Share of the Issuer's ordinary shares: ***no share***
Shares in the Issuer's subsidiary/ subordinated companies:
no shares

Kinship (if any): ***no***

5.6. Information on remuneration, benefits and/or reimbursement for expenses to the financial and economic activity control authorities.

Remuneration paid to the members of the Company's Auditing Commission in 2004 (RUR): ***230,844***

Total (RUR): ***230,844***

Remuneration to the members of the Company's Auditing Commission is paid in accordance with contracts concluded with them.

5.7. Information on the number and summary data on education, on categories of the Issuer's employees (workers), and on changes in the number of the Issuer's employees (workers).

Average number of employees (workers) and the amount of allocations for wages and public assistance.

Item	2000	2001	2002	2003	2004	1Q2005
Average number of employees, persons	*75,051*	*81,481*	*86,108*	*85,723*	*82,717*	*81,243*
Volume of money intended for remuneration of labor, RUR'000	*13,220,363.7*	*22,577,587.5*	*28,853,931.9*	*31,072,586.5*	*32,921,400.3*	*6,601,782.7*
Volume of money intended for public assistance, RUR'000	*233,157.5*	*480,071.1*	*472,603.3*	*572,476.4*	*656,067.3*	*68,283.8*
Total volume of applied funds, RUR '000	*13,453,521.2*	*23,057,658.6*	*29,326,535.2*	*31,645,062.9*	*33,577,467.6*	*6,670,066.5*

Age and education breakdown of the Issuer's employees (workers)

Item	2000	2001	2002	2003	2004	1Q2005
Employees under 25 years of age, %	*11,67*	*11,64*	*10,75*	*10,20*	*10,18*	*9,32*
Employees in the 25-35 age range, %	*27,04*	*27,13*	*27,08*	*27,00*	*27,01*	*26,68*
Employees in the 35-55 age range, %	*58,49*	*58,66*	*59,40*	*59,80*	*59,81*	*59,12*
Employees over 55 years of age, %	*2,80*	*2,57*	*2,77*	*3,00*	*3,00*	*4,88*
TOTAL including those with:	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*	*100,00*
general secondary education or complete general education, %	*66,03*	*65,01*	*63,36*	*62,63*	*62,56*	*61,06*
basic or secondary professional education, %	*20,06*	*20,02*	*20,22*	*19,90*	*19,93*	*20,18*
higher professional education, %	*13,84*	*14,91*	*16,35*	*17,40*	*17,42*	*18,65*
postgraduate professional education, %	*0,07*	*0,06*	*0,07*	*0,07*	*0,09*	*0,11*

The employees (workers) of the Company formed a trade union committee.

5.8. Information on any obligations of the Issuer to its employees (workers) relating to their possible participation in the Issuer's charter (reserve) capital (co-op share fund).

No such obligations

6. Information on the Issuer's participants (shareholders) and on transactions conducted by the Issuer which were of proprietary interest.

6.1. Information on the total number of the Issuer's shareholders (participants).

Total number of shareholders (participants): ***40,502***
Total number of nominee shareholders: ***26***

6.2. Information on the Issuer's participants (shareholders) who hold not less than 5% of its charter (reserve) capital (co-op share fund) or not less than 5% of its ordinary shares; information on participants (shareholders) of such persons who hold not less than 20% of their charter (reserve) capital (co-op share fund) or not less than 20% of their ordinary shares.

Shareholders (participants) holding not less than 5 per cent of the Issuer's charter capital or not less than 5 per cent of its ordinary shares:

1. Name: ***"ING BANK (EVRAZIYA) ZAO"***
Location: ***123022, Russian Federation, Moscow, ul. Krasnaya Presnya, 31***
Share of the commercial organization in the Issuer's charter capital: ***15.616%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***8.301%***
Form of the registered entity: ***a nominee shareholder***

2. Name: ***Closed Joint Stock Company "International Moscow Bank"***
Location: ***119034, Russian Federation, Moscow, Prechistenskaya nab., 9***
Share in the Issuer's charter capital: ***7.726%***
Fraction of the Issuer's ordinary shares: ***9.392%***
Form of the registered entity: ***a nominee shareholder***

6.3. Information on the share of the state or municipal formation in the Issuer's charter (reserve) capital (co-op share fund), on a special right ("golden share").

Share of the Issuer's charter capital held by the state (federal authorities, constituents of the RF) municipal authorities: ***no share***

Special right for the Russian Federation, constituents of the Russian Federation, and municipalities to participate in management of the Issuer ("golden share"): ***no such right***

6.4. Information on restrictions on participation in the Issuer's charter (reserve) capital (co-op share fund).

No restrictions

6.5. Information on changes in the list of the Issuer's shareholders (participants) holding not less than 5 per cent of its charter (reserve) capital (co-op share fund) or not less than 5 per cent of its ordinary shares, and their shares.

No.	Date of making the list	Full name	Abbreviated name	Share in the charter capital, %	Fraction of ordinary shares, %
1	*17.03.2000*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*6.74*	*8.46*
2	*17.03.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*45.4*	*56.34*
3	*17.03.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*N/A*	*20.42*
4	*13.05.2000*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*9.61*	*11.44*
5	*13.05.2000*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*8.52*	*10.36*
6	*13.05.2000*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
7	*13.05.2000*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*13.6*	*13.74*
8	*16.03.2001*	*Limited Liability Company "Central Surgut Depositary"*	*LLC "Central Surgut Depositary"*	*6.29*	*7.64*
9	*16.03.2001*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
10	*16.03.2001*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
11	*16.03.2001*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*18.93*	*15.04*
12	*12.02.2002*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.53*	*12.55*
13	*12.02.2002*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*20.93*	*16.94*
14	*12.02.2002*	*Open Joint Stock Company "Neftyanaya Kompaniya "Surgutneftegas"*	*OJSC "NK "Surgutneftegas"*	*36.77*	*42.17*
15	*31.01.2003*	*Non-state Pension Fund "Surgutneftegas"*	*NPF "Surgutneftegas"*	*10.52*	*12.52*
16	*31.01.2003*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*21.21*	*16.72*
17	*2.02.2004*	*THE BANK OF NEW YORK INTERNATIONAL NOMINEES*		*14.8824*	*8.09*

6.6. Information on transactions conducted by the Issuer which were of proprietary interest.

No transactions

6.7. Information on accounts receivable.

Accounts receivable as of 31.12.2000

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*10,246,225*					*25,333*
Buyers and customers, including:	*6,418,090*					
- overdue	*2,014*					
bills receivable, RUR						
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*3,305,843*					
other debtors, RUR	*522,292*					*25,333*
Total, RUR:	*10,246,225*					*25,333*

Accounts receivable as of 31.12.2001

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*14,923,628*					*25,955*
Buyers and customers, including:	*8,997,704*					
- overdue	*820*					
bills receivable, RUR	*21,000*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*2,497,510*					
other debtors, RUR	*3,407,414*					*25,955*
Total, RUR:	*14,923,628*					*25,955*

Accounts receivable as of 31.12.2002

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*21,535,292*					*229,627*
Buyers and customers, including:	*14,629,015*					
- overdue	*10,098*					
bills receivable, RUR	*278,000*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*1,982,725*					*55,125*
other debtors, RUR	*4,645,552*					*174,502*
Total, RUR:	*21,535,292*					*229,627*

Accounts receivable as of 31.12.2003

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day -12 month range	Over 12 months
Total accounts receivable, including:	*23,479,294*					*684,954*
Buyers and customers, including:	*16,739,515*					*9,300*
- overdue	*35,611*					
bills receivable, RUR	*57,000*					
subsidiaries' and subordinate companies' amounts due, RUR						
participants' (founders') arrears of charter capital contributions, RUR						
advances issued, RUR	*2,176,491*					*34,125*
other debtors, RUR	*4,506,288*					*641,529*
Total, RUR:	*23,479,294*					*684,954*

Accounts receivable as of 31.12.2004

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day - 12 month range	Over 12 months
Total accounts receivable, including:	*32,744,914*					*1,696,981*

Buyers and customers, including: *overdue*	*24,235,392*					*9,272*
bills receivable						
subsidiaries' and subordinate companies' amounts due						
participants' (founders') arrears of charter capital contributions						
advances issued	*2,279,491*					*18,375*
other debtors	*6,230,031*					*1,669,334*
Total	*32,744,914*	*0*	*0*	*0*	*0*	*1,696,981*

Accounts receivable as of 31.03.2005

RUR '000

Type of accounts receivable	Due date					
	up to 30 days	31-60 day range	61-90 day range	91-180 day range	181 day - 12 month range	Over 12 months
Total accounts receivable, including:	*42,675,317*					*1,731,835*
Buyers and customers, including: *overdue*	*35,148,476*					*9,272*
bills receivable						
subsidiaries' and subordinate companies' amounts due						
participants' (founders') arrears of charter capital contributions						
advances issued	*1,923,871*					*18,375*
other debtors	*5,602,970*					*1,704,188*
Total	*42,675,317*	*0*	*0*	*0*	*0*	*1,731,835*

In 2000-2004 and the first quarter of 2005, debtors accounting at least 10 per cent of the total volume of accounts receivable did not exist.

7. Financial statements of the Issuer and other financial information.

7.1. Annual financial statements of the Issuer for the last complete financial year.

See Appendix 1

7.2. Financial statements of the Issuer for the last complete financial quarter.

See Appendix 2

7.3. Consolidated financial statements of the Issuer for the last complete financial year.

Not subject to presentation in the reporting quarter

7.4. Information on the total amount of export and on share of export in total sales.

Item	Unit	2002	2003	2004	1Q2005
Total export revenues	*RUR '000*	*142,373,388*	*157,077,187*	*206,318,164*	*66,145,359*
Total sales revenues	*RUR '000*	*185,821,042*	*213,335,303*	*288,064,361*	*86,197,579*
Share of export revenues	*%*	*76.6*	*73.6*	*71.6*	*76.7*

7.5. Information on major changes in the Issuer's property after the end of the last complete financial year.

There were no major changes in the Issuer's property after the end of the last complete financial year.

7.6. Information on the Issuer's participation in litigations in case such participation may substantially affect financial and economic activities of the Issuer.

There were no litigations which could have substantially affected activities of OJSC "Surgutneftegas" for three years prior to the last day of the reporting quarter.

8. Additional information on the Issuer and issuing securities placed by the Issuer.

8.1. Additional information on the Issuer.

8.1.1. Information on amount and structure of the Issuer's charter (reserve) capital (co-op share fund).

The amount of the Issuer's charter capital (RUR): ***43,427,992,940***
The breakdown of the charter capital by categories of shares:
Ordinary shares:
number (shares): ***35,725,994,705***
total amount (RUR): ***35,725,994,705***
share in the charter capital: ***82.265%***

Preferred shares:
number (shares): ***7,701,998,235***
total amount (RUR): ***7,701,998,235***
share in the charter capital: ***17.735%***

Information on American Depository Receipt programs for the Issuer's shares.

American Depository Receipts issued for OJSC "Surgutneftegas" ordinary shares are traded at "Frankfurter WertpapierBoerse", "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse",

and "NASD OTC BULLETIN Board". American Depository Receipts issued for OJSC "Surgutneftegas" preferred shares are traded at: "Berliner Wertpapierborse', "Baden-Wurttemberg Wertpapier", "Bayerische Borse", and "NASD OTC BULLETIN Board".

Information on ADR program for ordinary registered shares of the Company:

Program starting date is *December 30, 1996.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***

3. owners and beneficiary parties:
Program conditions sine qua non: program type – sponsored, 1st level. The number of ordinary registered shares of the Company represented by one American Depository Share is 50.

Information on ADR program for preferred registered shares of the Company:

Program starting date *is March 1998.*
Program participants:
1. issuer: ***OJSC "Surgutneftegas";***

2. depositary:
- *name:* ***The Bank of New York;***
- *location:* ***101 Barclay Street, New York, NY 10286***

3. owners and beneficiary parties:
Program conditions sine qua non: program type – sponsored, 1st level. The number of preferred registered shares of the Company represented by one American Depository Share is 100.

8.1.2. Information on changes in the amount of the Issuer's charter (reserve) capital (co-op share fund).

Period: 2000
The amount of the charter capital as of January 1, 2000 (RUR): 31,427,992,940
Breakdown of the charter capital by categories of shares as of January 1, 2000:
Ordinary shares:
total amount (RUR): 23,725,994,705
share in the charter capital: 75.493%
Preferred shares:
total amount (RUR): 7,701,998,235

share in the charter capital: 24.507%

The Company's administrative body, which took a decision to change the amount of the Company's charter capital: Board of Directors
Date and number of the minutes of the Board of Directors' meeting: June 28, 2000, No. 8
Amount of the charter capital after changes (RUR): 43,427,992,940

Breakdown of the charter capital by categories of shares after changes:
Ordinary shares:
total amount (RUR): 35,725,994,705
share in the charter capital: 82.265%
Preferred shares:
total amount (RUR): 7,701,998,235
share in the charter capital: 17.735%

Period: 2001
The amount of the charter capital did not change.

Period: 2002
The amount of the charter capital did not change.

Period: 2003
The amount of the charter capital did not change.

Period: 2004
The amount of the charter capital did not change.

8.1.3. Information on formation and use of reserve fund and other funds of the Issuer.

The Reserve Fund was established pursuant to and in accordance with the legislation of the Russian Federation and corporate constituent documents. The Company's Reserve Fund accumulates no less than 15% of the Company's charter capital through receiving annual compulsory deductions amounting to no less than 5% of the Company's net profit until the said amount has been reached.

Accumulation and use of special funds of OJSC "Surgutneftegas" in 2000

RUR '000

Fund Name	Accumulated in 2000	Used in 2000	Used for	As of 31.12.2000	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*3,102,849*	*0*		*6,514,198*	*15.00*
Accumulation fund	*39,685,543*	*17,222,076*	*Introduction of main assets*	*44,201,633*	*101.78*
Social fund	*59*	*31,333*	*Reappraisal of residential properties; Gratuitous transfer of social assets*	*253,391*	*0.58*

Accumulation and use of special funds of OJSC "Surgutneftegas" in 2001

RUR '000

Fund Name	Accumulated in 2001	Used in 2001	Used for	As of 31.12.2001	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*
Accumulation fund	*57,605,086*	*25,871,806*	*Introduction of main assets*	*75,934,913*	*174.85*
Social fund	*0*	*0*		*253,391*	*0.58*

Accumulation and use of special funds of OJSC "Surgutneftegas" in 2002

RUR '000

Fund Name	Accumulated in 2002	Used in 2002	Used for	As of 31.12.2002	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and use of special funds of OJSC "Surgutneftegas" in 2003

RUR '000

Fund Name	Accumulated in 2003	Used in 2003	Used for	As of 31.12.2003	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and use of special funds of OJSC "Surgutneftegas" in 2004

RUR '000

Fund Name	Accumulated in 2004	Used in 2004	Used for	As of 31.12.2004	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

Accumulation and use of special funds of OJSC "Surgutneftegas" in 1Q2005

RUR '000

Fund Name	Accumulated in 1Q2005	Used in 1Q2005	Used for	As of 31.03.2005	
				Total cash in the fund	Fund/charter capital,%
Reserve capital	*0*	*0*		*6,514,198*	*15.00*

8.1.4. Information about convening and holding a meeting (session) of the supreme administrative body of the Issuer.

General shareholders' meeting is the supreme administrative body of the Company.

A notice about a general shareholders' meeting is given within the period of time stipulated by the Federal Law "On Joint Stock Companies".

A notice about a general shareholders' meeting should include:

full corporate name and location of the Company;

form of a general shareholders' meeting (a meeting or absent voting);

date, venue and time of a general shareholders' meeting, as well as mailing address for completed ballot papers to be sent to the Company; if a general shareholders' meeting is held as absent voting, the deadline for accepting ballot papers and mailing address for completed ballot papers to be sent to;

date of compiling the list of persons entitled to participate in a general shareholders' meeting;

agenda of a general shareholders' meeting;

procedure of providing the information (materials) subject to presentation to shareholders while preparing for the general shareholders' meeting, and address(es) where this information is available.

Information about holding a general shareholders' meeting is published in "Neft Priobya" newspaper. Agenda of a general shareholders' meeting may not be changed after the information has been published. A general shareholders' meeting is not entitled to adopt resolutions on issues not included in the agenda, neither is it entitled to alter the agenda.

General shareholders' meetings may be annual and extraordinary.

The annual general shareholders' meeting is convened by the Company's Board of Directors annually, not earlier than in two months and not later than six months after a financial year has finished in the order provided for by the Company's Charter.

All the other general shareholders' meetings except for annual shareholders' meetings are extraordinary meetings. Extraordinary general shareholders' meetings may be convened by the Company's Board of Directors either on its own initiative, on the written request of the Auditing Commission, the Company's Auditor, or a shareholder (shareholders) who owns an aggregate of no less than 10% of the Company's voting shares as of the date such request is submitted. Such request should state the issues to be included in the agenda of the meeting as well as specify the reasons for them to be included in the agenda. It shall be signed by person (persons) demanding an extraordinary general shareholders' meeting be convened.

Shareholders (a shareholder) of the Company who own an aggregate of no less than 2 per cent of the Company's voting shares are entitled to introduce issues to the agenda of the annual general shareholders' meeting not later than 30 days after a financial year has finished; they are also entitled to nominate candidates for the Company's Board of Directors and Auditing Commission, provided the number of candidates does not exceed the number of members of the above mentioned bodies, and to nominate a candidate for a position of the individual executive body.

Issues are included in the agenda of a general shareholders' meeting if made in writing; they shall state the name(s) of shareholder(s) proposing the issue, a number and category (type) of shares they hold. Nomination of candidates for the Company's Board of Directors and Auditing Commission (including self-nomination) shall be made in writing and shall state the name of a candidate (if a candidate is a shareholder of the Company), number and category (type) of shares he/she holds, the name(s) of shareholder(s)

nominating the candidate, and a number and category (type) of shares they hold.

The Company's Board of Directors is obliged to review submitted proposals and make a decision whether to include them in the agenda of the annual general shareholders' meeting not later than 5 days after the deadline for submitting proposals to the agenda and nomination of candidates. The Board of Directors' reasoned decision to reject the integration of the issue into the agenda or entering a candidate in the list of candidates is to be sent to a shareholder (shareholders) who has/have proposed an issue or a nomination not later than three days after such decision was taken.

The Company's Board of Directors sets the following: the date, venue and time of a general shareholders' meeting, its agenda and procedure for a general shareholders' meeting, date of compiling a list of persons entitled to participate in a general shareholders' meeting, order of informing shareholders about a general shareholders' meeting, a list of documents (information) available for shareholders while preparing for a general shareholders' meeting, form and text of a ballot paper.

8.1.5. Information on commercial organizations where the Issuer holds either not less than 5 per cent of the charter (reserve) capital (co-op share fund) or not less than 5 per cent of ordinary shares.

1. Full name: ***Limited Liability Company "Novgorodnefteprodukt"***
Abbreviated name: ***LLC "Novgorodnefteprodukt"***
Location: ***RF, Veliky Novgorod***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Serebrennikov Victor Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.0019%***
Fraction of the Issuer's ordinary shares: ***0.0013%***

2. Full name: ***Limited Liability Company "Surgutmebel"***
Abbreviated name: ***LLC "Surgutmebel"***
Location: ***RF, Khanty-Mansiysky Autonomous Okrug, Surgutsky District, p. Barsovo***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Ivanov Nikolai Ivanovich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

3. Full name: ***Closed Joint Stock Company "Surgutneftestroy"***
Abbreviated name: ***CJSC "Surgutneftestroy"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

The individual executive body of the organization and Board of Directors: ***None. The firm is under liquidation.***

4. Full name: ***Limited Liability Company Marketing Association "Pskovnefteprodukt"***
Abbreviated name: ***LLC "Pskovnefteprodukt"***
Location: ***RF, Pskov***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Isakov Vladimir Borisovich***
Year of birth: ***1945***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0002%***

5. Full name: ***Limited Liability Company Marketing Association "Tvernefteprodukt"***
Abbreviated name: ***LLC "MA "Tvernefteprodukt"***
Location: ***RF, Tver***
The Issuer's share in the charter capital of the commercial organization: ***100%***

Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Klinovsky Alexander Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***0.0015%***
Fraction of the Issuer's ordinary shares: ***0.0017%***

6. Full name: ***Limited Liability Company "Investsibirstroy"***
Abbreviated name: ***LLC "Investsibirstroy"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

7. Full name: ***Limited Liability Company "Kaliningradnefteprodukt"***
Abbreviated name: ***LLC "Kaliningradnefteprodukt"***
Location: ***RF, Kaliningrad***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Berdnikov Igor Vladimirovich***
Year of birth: ***1962***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8. Full name: ***Limited Liability Company "Surgutneftegasburenie"***
Abbreviated name: ***LLC "Surgutneftegasburenie"***
Location: ***Russian Federation, Tyumenskaya Oblast, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Loginovskaya Lyudmila Aleksandrovna***
Year of birth: ***1950***
Share in the Issuer's charter capital: ***0.0058%***
Fraction of the Issuer's ordinary shares: ***0.007%***

9. Full name: ***Limited Liability Company "Institut po proyektirovaniyu predpriyatiy neftepererabatyvayushchey i neftekhimicheskoy promyshlennosti" ("Institute for Engineering of Petrochemical and Oil Refining Facilities")***
Abbreviated name: ***LLC "LENGIPRONEFTEKHIM"***
Location: ***RF, Saint Petersburg***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***
Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Fomin Alexander Stepanovich***
Year of birth: ***1941***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

10. Full name: ***Limited Liability Company "KIRISHIAVTOSERVIS"***
Abbreviated name: ***LLC "KIRISHIAVTOSERVIS"***
Location: ***RF, Saint Petersburg***
The Issuer's share in the charter capital of the commercial organization: ***100%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***
Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Farbman Valeriy Evseevich***

Year of birth: ***1945***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

11. Full name: ***Open Joint Stock Company "Sovkhoz "Chervishevsky"***
Abbreviated name: ***OJSC "Sovkhoz "Chervishevsky"***
Location: ***Russian Federation, Tyumenskaya Oblast, Tyumensky District, s. Chervishevo***
The Issuer's share in the charter capital of the commercial organization: ***99.9994%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***99.9994%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Tatarchuk Valery Grigorievich***
Year of Birth: ***1953***
Share in the Issuer's charter capital: ***0.0052%***
Fraction of the Issuer's ordinary shares: ***0.0058%***

Members of the Board of Directors:
Name: ***Anisimov Konstantin Gennadyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sidorov Arkady Nikolaevich***
Year of birth: ***1967***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kossenkov Yakov Alekseevich***
Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kurochkin Viktor Vasilyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The individual executive body of the organization:
Name: ***Grigoryev Sergei Ivanovich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

12. Full name: ***Limited Liability Company "Strakhovoye Obshchestvo "Surgutneftegas"***
Abbreviated name: ***LLC "Strakhovoye Obshchestvo "Surgutneftegas"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***99.97%***
Share of the commercial organization in the Issuer's charter capital: ***0.0051%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.0062%***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0015%***
Fraction of the Issuer's ordinary shares: ***0.0009%***

13. Full name: ***Limited Liability Company "Production Association "Kirishinefteorgsintez"***
Abbreviated name: ***LLC "KINEF"***
Location: ***RF, Leningradskaya Oblast, Kirishi***
The Issuer's share in the charter capital of the commercial organization: ***99.9904%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Somov Vadim Evseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.0063%***
Fraction of the Issuer's ordinary shares: ***0.0075%***

14. Full name: ***Limited Liability Company "Neft-Konsalting"***
Abbreviated name: ***LLC "Neft-Konsalting"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***95%***
Share of the commercial organization in the Issuer's charter capital: ***0.0083%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.0015%***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Khasanov Ravil Rashitovich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.0026%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

15. Full name: ***Limited Liability Company "Leasing Production"***
Abbreviated name: ***LLC "Leasing Production"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug - Yugra, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***93.0917%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***
Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0104%***
Fraction of the Issuer's ordinary shares: ***0.0126%***

16. Full name: ***Closed Joint Stock Company "Surgutneftegasbank"***
Abbreviated name: ***CJSC "SNGB"***
Location: ***Russian Federation, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***91.591%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***93.4382%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Bogdanov Vladimir Leonidovich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***0.3028%***
Fraction of the Issuer's ordinary shares: ***0.3673%***

Members of the Board of Directors:
Name: ***Ashikhmin Vladimir Petrovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0104%***
Fraction of the Issuer's ordinary shares: ***0.0126%***

Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

Name: ***Burtsev Gennady Alekseevich***
Year of birth: ***1951***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Vazhenin Yury Ivanovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Uryupin Vyacheslav Alekseevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0015%***
Fraction of the Issuer's ordinary shares: ***0.0009%***

Chairperson of the managing executive committee of the organization:
Name: ***Nepomnyashchikh Evgeniya Viktorovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0025%***
Fraction of the Issuer's ordinary shares: ***0.003%***

Members of the managing executive committee of the organization:
Name: ***Zakharova Nina Aleksandrovna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0041%***
Fraction of the Issuer's ordinary shares: ***0.005%***

Name: ***Zinovyeva Galina Nikolaevna***
Year of birth: ***1949***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Korol Andrei Vitalievich***
Year of birth: ***1973***
Share in the Issuer's charter capital: ***0.0003%***
Fraction of the Issuer's ordinary shares: ***0.0003%***

Name: ***Moiseev Alexander Vasilyevich***

Year of birth: ***1952***
Share in the Issuer's charter capital: ***0.0014%***
Fraction of the Issuer's ordinary shares: ***0.0014%***

Name: ***Pastukhova Galina Afanasievna***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Pospelova Natalia Evgenyevna***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***0.0028%***
Fraction of the Issuer's ordinary shares: ***0.0033%***

17. Full name: ***Limited Liability Company "Invest-Zashchita"***
Abbreviated name: ***LLC "Invest-Zashchita"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***87.25%***
Share of the commercial organization in the Issuer's charter capital: ***0.0912%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Piskunov Alexander Vladimirovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***0.0001%***
Fraction of the Issuer's ordinary shares: ***no fraction***

18. Full name: ***Limited Liability Company "Central Surgut Depositary"***
Abbreviated name: ***LLC "Central Surgut Depositary"***
Location: ***Russian Federation, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***63.233%***
Share of the commercial organization in the Issuer's charter capital: ***0.0378%***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***0.0446%***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Yusubov Ikram Ilias-ogly***
Year of birth: ***1967***
Share in the Issuer's charter capital: ***0.0000%***
Fraction of the Issuer's ordinary shares: ***0.0000%***

19. Full name: ***Open Joint Stock Company "Surgutpolimer"***
Abbreviated name: ***OJSC "Surgutpolimer"***
Location: ***Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgutsky District***
The Issuer's share in the charter capital of the commercial organization: ***30%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***30%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization: ***none. The firm is under liquidation.***

20. Full name: ***Closed Joint Stock Company "Surgutinvestneft"***
Abbreviated name: ***CJSC "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***18.1818%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***18.1818%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Barankov Vladislav Georgievich***
Year of birth: ***1953***
Share in the Issuer's charter capital: ***0.022%***
Fraction of the Issuer's ordinary shares: ***0.0261%***

Members of the Board of Directors
Name: ***Fedorov Sergei Anatolyevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***0.0005%***
Fraction of the Issuer's ordinary shares: ***0.0001%***

Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0049%***
Fraction of ordinary shares: ***0.0051%***

Name: ***Egorov Oleg Yuryevich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***0.0002%***

Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Gabdulkhakov Ruslan Rinatovich***
Year of birth: ***1975***
Share in the Issuer's charter capital: ***no share***
Fraction of ordinary shares: ***no fraction***

The individual executive body of the organization:
Name: ***Cheskidova Galina Alekseevna***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***0.0049%***
Fraction of ordinary shares: ***0.0051%***

21. Full name: ***Open Joint Stock Company "Tyumen Design Institute for Oil and Gas Industry"***
Abbreviated name: ***OJSC "Giprotyumenneftegas"***
Location: ***RF, Tyumen***
The Issuer's share in the charter capital of the commercial organization: ***11.2255%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***14.9672%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Ovsiy Leonid Ivanovich***
Year of birth: ***1937***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kornilov Yury Nikolaevich***
Year of birth: ***1942***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Daugalaite Yanina Antanovna***
Year of birth: ***1980***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Revenko Vladimir Mikhailovich***

Year of birth: ***1947***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Pleshakova Elena Vasilyevna***
Year of birth: ***1969***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sheshukov Alexander Ivanovich***
Year of birth: ***1955***
Share in the Issuer's charter capital: ***0.0006%***
Fraction of the Issuer's ordinary shares: ***0.0002%***

Name: ***Shamsadov Alikhan Usamovich***
Year of birth: ***1978***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Binder Oleg Lazarevich***
Year of birth: ***1939***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the managing executive committee of the organization:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Sokolov Sergei Mikhailovich***
Year of birth: ***1944***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Kornilov Yury Nikolaevich***
Year of birth: ***1942***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Puchkov Vassily Nikolaevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Nagaev Alexander Romualdovich***
Year of birth: ***1954***
Share in the Issuer's charter capital: ***no share***

Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Rakitin Vladimir Borisovich***
Year of birth: ***1945***
Share in the Issuer's charter capital: ***0.0042%***
Fraction of the Issuer's ordinary shares: ***0.0045%***

Name: ***Shendel Anatoliy Nikolaevich***
Year of birth: ***1955***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Palyanov Petr Aleksandrovich***
Year of birth: ***1952***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Gorbatikov Viktor Andreevich***
Year of birth: ***1930***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Medunin Vladimir Dmitrievich***
Year of birth: ***1949***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The individual executive body of the organization:
Name: ***Kirshenbaum Rafail Petrovich***
Year of birth: ***1936***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

22. Full name: ***Open Joint Stock Company "Khantymansiyskintersport"***
Abbreviated name: ***OJSC "Khantymansiyskintersport"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysk***
The Issuer's share in the charter capital of the commercial organization: ***10%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***10%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Board of Directors: ***not formed in compliance with constituent documents***

The individual executive body of the organization:
Name: ***Bondarev Nikolai Petrovich***
Year of birth: ***1945***

Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

23. Full name: ***Open Joint Stock Company "Airport Surgut"***
Abbreviated name: ***OJSC "Airport Surgut"***
Location: ***RF, Tyumenskaya Oblast, Surgut***
The Issuer's share in the charter capital of the commercial organization: ***5%***
Fraction of ordinary shares of the commercial organization held by the Issuer: ***5%***
Share of the commercial organization in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares held by the commercial organization: ***no fraction***

Chairman of the Board of Directors of the organization:
Name: ***Nesterov Vladislav Stepanovich***
Year of birth: ***1948***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Members of the Board of Directors:
Name: ***Lebedinsky Vassily Stepanovich***
Year of birth: ***1946***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Aznaurov Artur Eduardovich***
Year of birth: ***1968***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Chizhov Sergei Nikolaevich***
Year of birth: ***1959***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Savin Sergei Anatolyevich***
Year of birth: ***1966***
Share in the Issuer's charter capital: ***0.0003***
Fraction of the Issuer's ordinary shares: ***0.0001***

Name: ***Kalachev Alexander Leontyevich***
Year of birth: ***1957***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Zolnikov Nikolai Nikolaevich***
Year of birth: ***1957***
Share in the Issuer's charter capital: ***no share***

Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Dyachkov Evgeniy Vyacheslavovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

Name: ***Mosyagin Mikhail Nikolaevich***
Year of birth: ***1956***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

The individual executive body of the organization:
Name: ***Dyachkov Evgeniy Vyacheslavovich***
Year of birth: ***1963***
Share in the Issuer's charter capital: ***no share***
Fraction of the Issuer's ordinary shares: ***no fraction***

8.1.6 Information on major transactions conducted by the Issuer.

From the year 2000 up to the present moment, there have been no major transactions (or groups of interrelated transactions) conducted by the Company and amounting to 10% or more of the book value of the Company's assets as per financial statements.

8.1.7. Information on credit ratings of the Issuer.

There are no credit ratings assigned to the Company as of the end of 1Q 2005.

8.2. Information on each category (type) of the Issuer's shares.

The category: ***ordinary***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***35,725,994,705***
The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***1-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of ordinary registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:
87-1-664 as of 19.07.94;
MF 67-1-01430 as of 30.09.96;

1-05-00155-A as of 25.08.97;
1-06-00155-A as of 22.12.97;
1-07-00155-A as of 18.04. 2000

Shares afford shareholders the following rights:

An ordinary share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- one vote when addressing issues put to the vote at the General Shareholders' Meeting excluding elections of members to the Company's Board of Directors (Elections of members to the Company's Board of Directors are held through cumulative voting. When holding cumulative voting, the quantity of votes equal to the total quantity of members of the Company's Board of Directors falls on each voting share of the Company. A shareholder has the right to cast all the votes carried by his/her share for one candidate or allocate them among several candidates to the Company's Board of Directors);
- receive dividend out of the Company's net profit;
- a share of the Company's property if the Company is closed down;
- demand that the Company buy out shares belonging to him/her in case:
the Company is being restructured or a major transaction is being conducted, resolution about which is adopted by the general shareholders' meeting, in compliance with the Company's Charter, if he/she voted against adopting this resolution or conducting the transaction or did not vote on such issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he/she voted against adopting the corresponding resolution or did not participate in voting;
- participate in the general shareholders' meeting both in person and by proxy that can be acted by, including, other shareholders of the Company as well as its officials;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

In case the Company, via public subscription, places voting shares and securities convertible into voting shares which are paid with money shareholders-owners of voting shares of the Company have the pre-emptive rights over these securities in a quantity proportional to the quantity of the Company's voting shares belonging to them.

A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

The category: ***preferred***
Par value of one share of the issue: ***RUR 1***
The number of outstanding securities: ***7,701,998,235***

The number of additional shares being placed: ***no such shares***
The number of declared shares: ***no such shares***
The number of shares on the Issuer's balance: ***no such shares***
The number of additional shares which may be placed: ***no such shares***
The date of registration: ***June 24, 2003***
The registration number: ***2-01-00155-A***

In accordance with Order No. 03-1215/r of the Federal Commission for the Securities Market of June 24, 2003, additional issues of issuing securities of Open Joint Stock Company "Surgutneftegas" were consolidated, with the result that the following state registration numbers given to issues of preferred registered non-documentary shares of Open Joint Stock Company "Surgutneftegas" were annulled:

87-1-664 as of 19.07.94;
MF 67-1-01184 as of 05.04.96;
MF 67-1-01431 as of 30.09.96;
2-05-00155-A as of 25.08.97;
2-06-00155-A as of 24.10.97

Shares afford shareholders the following rights:

A preferred share of OJSC "Surgutneftegas" (the Issuer) entitles its owner to:
- receive annual fixed dividend. Total amount paid as a dividend on each preferred share is fixed at the rate of 10% of the Company's net profit on the basis of the last financial year results divided into the number of shares, which are 25% of the Company's charter capital. If the dividend amount paid by the Company on each ordinary share in a certain year exceeds the amount payable as dividends on each preferred share then the dividend rate paid on the latter must be increased up to the dividend rate paid on ordinary shares. The Company is not entitled to paying out the preferred dividends differently from the order provided by the Company's Charter;
- vote at the shareholders' meeting when adopting resolutions on issues regarding the Company's reorganization and liquidation, introduction of amendments and additions to the Company's Charter affecting the rights and interests of preferred shareholders;
- a share of the Company's property if the Company is closed down;
- participate in the general meeting of shareholders with the vote on all the issues within his/her competence starting from the meeting following the annual general meeting of shareholders, which did not adopt the resolution to pay dividends irrespective of the reasons, or which adopted the resolution to partially pay dividends on preferred shares of this type. The preferred shareholders' right to participate in the general meeting of shareholders becomes invalid from the moment of the first full dividend payment for the shares mentioned;
- purchase and dispose of shares belonging to him/her, consent of other shareholders is not required, in this case a shareholder is exempted from the obligation stipulated by i.2 Article 80 of the Federal Law "On Joint Stock Companies".

- in case of acquisition of the voting right, claim on the Company to buy back his/her shares in the cases of:
the Company's reorganization or the conclusion of a large-scale transaction the resolution on which is adopted by the general meeting of shareholders according to the Company's Charter if he/she voted against this resolution or conclusion of the mentioned transaction, or if he/she did not participate in voting on these issues;
introduction of amendments and additions to the Company's Charter or approval of the Company's Charter in a new wording restricting his/her rights if he voted against the corresponding resolution or did not participate in voting.
A share can be cross-owned by two or several persons. In this case the Company deems the co-owners a single shareholder; they exercise their rights to hold, use and dispose of the Company's share in the order established by the agreement of participants.

8.3. Information on previous issues of the Issuer's securities except for the Issuer's shares:

The Company did not issue any other securities except for shares.

8.4. Information on person(s) who secured bonds of the issue.

The Company did not issue any bonds.

8.5. Terms of enforceability for bonds of the issue.

The Company did not issue any bonds.

8.6. Information on organizations accounting rights for the Issuer's issuing securities.

Registrar:
Name: ***Closed Joint Stock Company "Surgutinvestneft"***
Location: ***RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut***
Mailing address: ***628400, RF, Tyumenskaya Oblast, Khanty-Mansiysky Autonomous Okrug, Surgut, ul. Entuziastov, 52/1***
Tel.: ***(3462) 42-11-74*** Fax: ***(3462) 42-11-93***
E-mail address: ***sineft@wsnet.ru***

License:
Number: ***No. 10-000-1-00324***
Date of issue: ***24.06.2004***
Date of expiry: ***not limited***
The body that issued the license: ***Federal Service on Financial Markets***
Date from which the mentioned registrar has kept the registry of the Issuer's registered securities: ***02.04.1994***

8.7. Information on legislative acts regulating import and export of capital, which may affect payment of dividends, interest, and other payments to non-residents.

As of December 31, 2004, the following legislative acts regulating import and export of capital that might affect payment of dividends or interests or other payments were in force:
Federal Law No.3615-1 dated 09.10.1992 "On Currency Exchange Regulation and Control";
Federal Law No.173-FZ dated 10.12.2003 "On Currency Exchange Regulation and Control";
Federal Law No.208-FZ dated 26.12.1995 "On Joint Stock Companies";
Federal Law No.160-FZ dated 09.07.1999 "On Foreign Investments in the Russian Federation";
Federal Law No.39-FZ dated 25.02.1999 "On Investment Activities in the Form of Capital Investments in the Russian Federation";
Tax Code of the RF;
Federal Law No.115-FZ dated 07.08.2001 "On Money Laundering and Terrorism Financing Countermeasures";
Double taxation treaties between Russia and other countries, where holders of the Company's securities reside;
Instruction of the Central Bank of the Russian Federation No.116-I dated 07.06.2004 "On Types of Residents' and Non-Residents' Special Accounts";
Instruction of the Central Bank of the Russian Federation No.96-I dated 28.12.2000 "On Non-Resident Special C-type Accounts".

8.8. Description of taxation of income from the Issuer's placed issuing securities.

I. Taxation of income of juridical persons from placed securities in the form of dividends.		
No.	*Categories of holders of securities*	
	Juridical persons – tax residents of the Russian Federation	*Foreign juridical persons (non-residents) drawing income from sources in the Russian Federation*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Profit tax*	
3. Tax rate	*9%*	*15%*
4. Tax payment scheme and deadlines	*Taxes on income in the form of dividends are charged at the source of payment of such income and wired to the budget by the tax agent that has effected the payment within 10 days from income payment.*	*The tax amount deducted from foreign companies' income is wired by the tax agent to the federal budget concurrently with income payment either in the currency this income was paid or in the currency of the RF at the official exchange rate of the Central Bank of the RF as of the date of tax transfer.*

5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period.* *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments.*	*Double taxation relief. When applying provisions of international treaties of the Russian Federation, a foreign organization is to confirm to the tax agent who pays income that this foreign organization resides in a country with which the Russian Federation concluded a tax treaty (agreement). Such confirmation is to be certified by relevant authorities of the foreign state. After such confirmation has been submitted to the tax agent who pays income by the foreign organization entitled to income, before the income payment date, such income is either exempt from taxes at the source of payment or taxes are withheld at the source of payment at lower rates.* *To refund taxes withheld earlier in the Russian Federation, the foreign organization is to submit necessary documents to a taxation body of the territory where the tax agent is registered for tax purposes. Documents may be submitted within three years after the end of the tax period during which income was paid.*
6. Legislative and normative acts governing the procedure for imposing taxes on the said income.	*Chapter 25, part 2, "Income Tax Imposed On Organizations" (as amended and supplemented), the Tax Code of the Russian Federation, Double Taxation Treaty.*	

II. Taxation of income of natural persons from placed securities in the form of dividends		
No.	*Categories of holders of securities*	
	Natural persons – tax residents of the Russian Federation	*Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation*
1. Description of income from placed securities	*Dividends*	
2. Description of tax on income from securities	*Tax on personal income*	
3. Tax rate	*9%*	*30%*
4. Tax payment scheme and deadlines	*Tax is to be deducted from a taxpayer's income and wired to the corresponding budget by a Russian company which is the source of the taxpayer's income in the form of dividend (tax agent). Accrued tax amount is retained from income of the taxpayer when such income is paid. Tax agents shall wire accrued and retained tax not later than on the day when the bank receives cash to be paid out and the day when*	

	income is wired from tax agents' bank accounts to the taxpayer's account or, on behalf of the taxpayer, to bank accounts of third parties.	
5. Tax payment scheme features for this category of securities holders	*Total withholding tax amount is calculated based on the difference between the amount of dividends due to resident shareholders and the amount of dividends received by the tax agent in the reporting period.* *In the event of negative result, no tax liability accrues and no reimbursement is effected from the budget. The tax amount to be deducted from income of the taxpayer who receives dividends is calculated based on the total tax amount and fractions of each taxpayer in the total amount of dividend payments.*	*Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.*
6. Legislative and normative acts regulating taxation procedures for the above-mentioned income.	*Chapter 23, part 2, "Income Tax Imposed On Natural Persons" (as amended and supplemented), the Tax Code of the Russian Federation, Article 275, the TC of the RF, Double Taxation Treaty.*	
III. Taxation of income of juridical persons from sale of placed securities.		
No.	Categories of holders of securities	
	Juridical persons – tax residents of the Russian Federation	*Foreign juridical persons (non-residents) drawing income from sources in the Russian Federation*
1. Description of income from placed securities	*Revenues from sale of securities*	*Revenues from sale of shares of Russian companies, with over 50% of assets comprised of real estate located on the territory of the Russian Federation.*
2. Description of tax on income from securities	*Profit tax*	
3. Tax rate	*24%*	*20%*
4. Tax payment scheme and deadlines	*The tax payable at the end of the tax period is paid no later than on March 28 of the year following the expired tax period.* *Quarterly advance payments are paid within 28 days after the respective reporting period expires. Monthly advance payments payable within the*	*The tax is charged and deducted by a Russian company that pays income to a foreign company every time income is paid and wired by the tax agent to the federal budget at the time income is paid in the currency this income is paid or in the currency of the RF at the exchange rate set by the*

	reporting period are paid no later than on the 28th day of each month of this reporting period. The taxpayers that calculate monthly advance payments ex post realized profit pay advance payments no later than on the 28th of the month following the month of tax assessment. Against the results of the reporting (tax) period, the amounts of monthly advance payments paid within the reporting (tax) period are offset when advance payments for the reporting period are paid. Advance payments for the reporting period are offset against tax payments for the tax period.	*Central Bank of the RF as of the day the tax is wired.*
5. Tax payment scheme features for this category of securities holders		*Double taxation relief. If, before the income payment date a foreign company provides the tax agent with a confirmation that it resides in a country with which the Russian Federation concluded an international taxation agreement in regard to the income which is subject to preferential tax treatment in the Russian Federation under such agreement, then this company becomes exempt from taxes at the source of payment or taxes are withheld at lower rates.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Chapter 25, part 2, "Income Tax Imposed On Organizations" (as amended and supplemented), the Tax Code of the Russian Federation.*	
IV. Taxation of income of natural persons from sale of placed securities.		
No.	Categories of holders of securities	
	Natural persons – tax residents of the Russian Federation	*Natural persons drawing income from sources in the Russian Federation, who are not tax residents of the Russian Federation*
1. Description of income from placed securities	*Income (loss) from sale of securities, determined as a difference between the amount obtained from sale of securities and expenses on acquisition, sale and custody of securities, as actually incurred by a taxpayer and documentarily confirmed.*	
2. Description of tax on income from securities	*Tax on personal income*	
3. Tax rate	*13%*	*30%*

4. Tax payment scheme and deadlines	*Tax amount is calculated and paid by the tax agent either after a tax period (calendar year) expires or when the tax agent pays taxpayer's monetary assets before the current tax period expires. If monetary funds are paid after the current tax period expires, the tax is paid based on the fraction of income that corresponds to the actual amount of paid monetary funds.*	
5. Tax payment scheme features for this category of securities holders	*In case a taxpayer's expenses can not be confirmed documentarily, such taxpayer may make use of a property tax deduction to the amount received from sale of securities but not exceeding RUR 125,000. In regard to securities that the taxpayer has been holding for 3 years or more, a property tax deduction equals the amount received by the taxpayer from sale of these securities. The taxpayer may receive a property tax deduction or a deduction amounting to actual expenses that have been confirmed documentarily either when taxes are assessed and paid to the budget at the source of income payment or when a tax declaration is submitted to the tax authorities after the tax period expires.*	*Double taxation relief. In order to obtain tax relief, tax credit, tax deductions and other tax benefits, a taxpayer is to submit to the tax authorities an official confirmation of the fact that it resides in a country with which the Russian Federation concluded a double taxation treaty (agreement) which was in force during the respective tax period (or a part thereof), along with income statement and a document stating that the taxpayer pays taxes outside the Russian Federation, the latter is to be confirmed by the tax authorities of a relevant foreign state. Such confirmation may be provided before tax and advance payments as well as within one year after the end of the tax period based on the results of which the taxpayer claims tax exemption, deduction or benefit.*
6. Legislative and normative acts regulating taxation procedures as to the above-mentioned income.	*Chapter 23, part 2, "Income Tax Imposed On Natural Persons" (as amended and supplemented), the Tax Code of the Russian Federation.*	

8.9. Information on declared (accrued) dividends and on paid dividends on the Issuer's shares; information on the Issuer's bond yield.

The category of shares: ***ordinary***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2000***
Dividends calculated per share (RUR): ***0.041***
Dividends calculated for all shares in total (RUR): ***1,464,765,788.74***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***

Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,464,765,788.74***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.033***
Dividends calculated for all shares in total (RUR): ***1,178,957,849.05***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002 – June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,178,957,849.05***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.032***
Dividends calculated for all shares in total (RUR): ***1,143,231,831.87***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,143,231,831.87***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.14***
Dividends calculated for all shares in total (RUR): ***5,001,639,258.70***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***

Total amount of dividends paid on all shares of one category (RUR): ***5,001,639,258.70***
Reasons for non-payment (partial payment): ***no such reasons***

The category of shares: ***preferred***
The type of shares: ***no type***
The form of shares: ***registered non-documentary***
Dividends on shares of this category (type):

Period: ***2000***
Dividends calculated per share (RUR): ***0.18***
Dividends calculated for all shares in total (RUR): ***1,386,359,682.3***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***May 06, 2001***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***May 11, 2001, No. 12***
Declared dividend payout period: ***1 year, June 01, 2001 – June 01, 2002***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,386,359,682.3***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2001***
Dividends calculated per share (RUR): ***0.1***
Dividends calculated for all shares in total (RUR): ***770,199,823.5***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 30, 2002***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***April 05, 2002, No. 13***
Declared dividend payout period: ***1 year, June 03, 2002– June 02, 2003***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***770,199,823.5***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2002***
Dividends calculated per share (RUR): ***0.096***
Dividends calculated for all shares in total (RUR): ***739,391,830.62***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2003***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 24, 2003, No. 14***
Declared dividend payout period: ***60 days after the date the resolution on payment was adopted***

Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***739,391,830.62***
Reasons for non-payment (partial payment): ***no such reasons***

Period: ***2003***
Dividends calculated per share (RUR): ***0.16***
Dividends calculated for all shares in total (RUR): ***1,232,319,717.60***
Name of the Issuer's administrative body, which has adopted a resolution to pay dividends: ***the Annual General Shareholders' Meeting***
Date of the Annual General Shareholders' Meeting: ***March 20, 2004***
Date and number of the minutes of the Annual General Shareholders' Meeting: ***March 22, 2004, No. 15***
Declared dividend payout period: ***from April 1, 2004 till May 19, 2004***
Form and other terms of declared dividend payout: ***cash funds in the order established and approved for dividend payout***
Total amount of dividends paid on all shares of one category (RUR): ***1,232,319,717.60***
Reasons for non-payment (partial payment): ***no such reasons***

As dividend payout periods expired, OJSC "Surgutneftegas" paid dividends for 2000 to 2003 in full. Funds of RUR 69,978 thousand were deposited for the following reasons beyond the Company's control: incorrect, incomplete or outdated information on a shareholder's banking details and/or mailing address she/he entered into a registered person's inquiry form to receive dividends. This amount is shown in Line 630 of the balance sheet for the reporting period (Form 1).

8.10. Other information.

Competence of the Company's management bodies in Section 5.1 herein is described as per the Company's Charter applied in part not contradicting the legislation of the Russian Federation in force.

Shares in Charter capitals are shown as numbers with four fractional digits.

APPENDIX 1

Financial Statements for 2004

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
For **2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	*145,810*	*179,728*
Fixed assets	120	*261,001,952*	*250,136,486*
Construction in progress	130	*10,458,681*	*11,710,081*
Profitable investments in material values	135		
Long-term financial investments	140	*110,760,815*	*125,207,022*
Deferred tax assets	145	*541,789*	*695,834*
Other non-current assets	150	*4,786,350*	*4,912,397*
Total for Section I	190	***387,695,397***	***392,841,548***
II. Current assets			
Stock including:	210	*14,458,817*	*16,009,588*
raw materials, materials and other similar values	211	*11,967,797*	*13,195,552*
livestock	212		
expenses for goods in process	213	*132,757*	*36,180*
commodities and goods for resale	214	*1,316,049*	*1,362,288*
goods shipped	215	*43,076*	*1,103*
deferred expenses	216	*425,435*	*270,519*
other reserves and expenses	217	*573,703*	*1,143,946*
VAT for acquired values	220	*1,773,817*	*1,527,463*
Accounts receivable (payment expected in over 12 months after the reporting date)	230	*684,954*	*1,696,982*
including: buyers and customers	231	*9,300*	*9,272*
Accounts receivable (payment expected within 12 months after the reporting date)	240	*23,479,294*	*32,744,914*
including: buyers and customers	241	*16,796,515*	*24,235,392*
Short-term financial investments	250	*36,399,460*	*57,904,122*
Cash funds	260	*635,465*	*1,733,954*
Other current assets	270	*115,859,279*	*140,575,749*
Total for Section II	290	***193,291,086***	***252,192,772***
Balance	300	***580,986,483***	***645,034,320***

LIABILITIES	Line code	The reporting period beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,99*
Own shares, bought back from shareholders	411		
Additional capital	420	*361,246,646*	*371,580,40*
Reserve capital including:	430	*6,514,198*	*6,514,19*
reserves formed in compliance with legislation	431	*6,514,198*	*6,514,19*
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	*138,007,756*	*121,440,04*
Reporting year retained profit (uncovered loss)	470		*65,859,10*
Total for Section III	490	***549,196,593***	***608,821,73***
IV. Long-term liabilities			
Borrowings and loans	510	*1,663,293*	*1,573,38*
Deferred tax liabilities	515	*375,306*	*3,924,89*
Other long-term liabilities	520		
Total for Section IV	590	***2,038,599***	***5,498,27***
V. Short-term liabilities			
Borrowings and loans	610	*5,311,728*	*4,900,44*
Accounts payable including:	620	*14,758,257*	*17,380,09*
suppliers and contractors	621	*2,187,860*	*2,274,98*
due to employees	622	*1,737,171*	*4,806,11*
due to state non-budget finds	623	*278,230*	*335,58*
due in taxes and charges	624	*6,493,622*	*6,999,99*
other creditors	625	*4,061,374*	*2,963,41*
Profit payment due to participants (constitutors)	630	*67,936*	*71,77*
Deferred income	640	*6,466,174*	*5,410,51*
Deferred expenditure reserves	650	*3,147,196*	*2,951,47*
Other short-term liabilities	660		
Total for Section V	690	***29,751,291***	***30,714,30***
Balance	700	***580,986,483***	***645,034,32***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
For **2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting period	For the same perio of the previous yea
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*288,064,361*	*213,335,30*
Cost of goods, products, works, services sold	020	*(165,644,961)*	*(130,728,275*
Gross profit	029	*122,419,400*	*82,607,02*
Commercial expenses	030	*(17,105,519)*	*(13,160,444*
Management expenses	040		
Sales profit (loss)	050	***105,313,881***	***69,446,58***
Other revenues and expenses			
Interests receivable	060	*2,820,574*	*2,119,08*
Interests payable	070	*(35,859)*	*(30,500*
Income from participation in other organizations	080	*83,068*	*127,96*
Other operating revenues	090	*162,739,395*	*198,449,75*
Other operating expenses	100	*(171,070,689)*	*(204,764,586*
Non-sales revenues and expenses			
Non-sales revenues	120	*4,306,319*	*1,778,38*
Non-sales revenues (exchange rate difference)	121	*7,338,068*	*3,714,85*
Non-sales expenses	130	*(2,476,941)*	*(5,250,227*
Non-sales expenses (exchange rate difference)	131	*(20,636,310)*	*(17,302,023*
Reporting year profit (loss) Exchange rate difference basis	**135**	***(13,298,242)***	***(13,587,167***
Profit (loss) before tax	**140**	***101,679,748***	***61,876,45***
Deferred tax assets	141	*154,045*	*541,78*
Deferred tax liabilities	142	*(3,549,586)*	*(375,306*
Current profit tax	150	*(19,094,494)*	*(11,059,879*
Compulsory payments from profit	151	*(32,370)*	*(1,068*
Expenses from reporting year profit	152		*(33,610,794*
Previous year retained profit (loss)	**160**		***17,371,19***
Reporting year retained profit (loss)	**190**	***65,859,101***	
For information only.			
Non-variable tax liabilities (assets)	200	*1,295,315*	*135,92*
Base profit (loss) per share			
Diluted profit (loss) per share			

REPORT ON CHANGES IN CAPITAL

		Codes
	Form № 3 by OKUD	0710003
for **2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

I. Changes in capital

Item	Line Code	Charter capital	Additional capital	Reserve capital	Retained profit (uncovered loss)	Total
1	2	3	4	5	6	7
Balance as of December 31, 2002 the year preceding the previous year	010	*43,427,993*	*274,444,515*	*6,514,198*	*143,015,897*	*467,402,603*
the year 2003 (previous year)	011					
Changes in accounting policy (transfer to the new chart of accounts)	012	*x*	*872*	*x*		*872*
Results of reappraisal of fixed assets	013	*x*		*x*		
Balance as of January 1 of the previous year	020	*43,427,993*	*274,445,387*	*6,514,198*	*143,015,897*	*467,403,475*
Results of conversion of foreign currencies	030	*x*		*x*	*(13,587,167)*	*(13,587,167)*
Retained profit	040	*x*	*x*	*x*	*17,371,197*	*17,371,197*
Dividend payments (the year 2002)	050	*x*	*x*	*x*	*(1,882,624)*	*(1,882,624)*
Deducted to reserve fund	060	*x*	*x*			
Increased capital for the account of: additional issue of shares	070		*x*	*x*	*x*	
increased share denomination	071		*x*	*x*	*x*	
received in the previous year	072		*42,150,888*	*x*	*1,630,547*	*43,781,435*
	073					
	074					
Decreased capital for the account of: decreased share denomination	080		*x*	*x*	*x*	

decreased quantity of shares	081		x	x	x	
spent (used) in the previous year	082		(699,032)	x	(8,540,094)	(9,239,126)
	083					
Balance as of December 31, 2003, as the previous year	090	43,427,993	315,897,243	6,514,198	138,007,756	503,847,190
the year 2004 (reporting year)						
Changes in accounting policy	091	x		x		
Results of reappraisal of fixed assets	092	x	45,349,403	x		45,349,403
	093	x				
Balance as of January, 1 of the reporting year	100	43,427,993	361,246,646	6,514,198	138,007,756	549,196,593
Results of conversion of foreign currencies	101	x		x		
Retained profit	102	x	x	x	65,859,101	65,859,101
Dividend payments (the year 2003)	103	x	x	x	(6,233,959)	(6,233,959)
Deducted to reserve fund	110	x	x			
Increased capital for the account of: additional issue of shares	121		x	x	x	
increased share denomination	122		x	x	x	
reorganization of juridical person	123					
received in the reporting year	124		11,137,238	x	803,484	11,940,722
	125					
	126					
Decreased capital for the account of: decreased share denomination	131		x	x	x	
decreased quantity of shares	132		x	x	x	
reorganization of juridical person	133					
spent (used) in the reporting year	134		(803,484)	x	(11,137,238)	(11,940,722)
	135					
Balance as of December 31 of the reporting year	140	43,427,993	371,580,400	6,514,198	187,299,144	608,821,735

II. Reserves

Item	Line Code	Balance	Received	Used	Balance
1	2	3	4	5	6
Reserves formed in compliance with legislation:					
(reserve name)					
previous year data	150	6,514,198			6,514,198
reporting year data	151	6,514,198			6,514,198
Reserves formed in compliance with charter documents:					
(reserve name)					
previous year data	160				
reporting year data	161				
Estimated reserves:					
(reserve name)					
previous year data	170				
reporting year data	171				
Reserves for future expenses:					
vacation allowances					
previous year data	180	2,842,776	5,688,374	(5,383,954)	3,147,196
reporting year data	181	3,147,196	4,664,279	(4,859,996)	2,951,479
(reserve name)					
previous year data	190				
reporting year data	191				

Reference information

Item	Line Code	Balance at the reporting year beginning		Balance at the reporting period end		
1	2	3		4		
1) Net assets	200	555,662,767		614,232,249		
		From the budget		From the non-state funds		
		for the reporting year	0	for the reporting year		for the previous year
		3	4	5		6
2) Received for:						
Expenses for ordinary activities – total	210					
including:						
	211					
	212					
Capital investments in non-current assets	220					
including:						
	221					
	222					

FLOW OF FUNDS STATEMENT

		Codes
	Form № 4 by OKUD	0710004
for **2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Code	For the reporting year	For the same period of the previous year
1	2	3	4
I. Remaining cash at the reporting year beginning	100	*635,431*	*1,230,561*
II. Flow of funds, ordinary activities			
Cash received from buyers, customers	110	*327,554,905*	*232,982,091*
Other revenues	140	*687,650*	*607,176*
Cash aimed at:			
payment for purchased goods, works, services, raw materials and other current assets	150	*(122,944,071)*	*(95,051,089)*
remuneration of labor	160	*(26,132,388)*	*(27,997,805)*
payment of dividends, interests	170	*(5,774,253)*	*(2,225,824)*
settlement of taxes and charges	180	*(100,372,193)*	*(58,805,718)*
deductions to off-budget funds	181	*(5,799,571)*	*(6,088,536)*
other expenses	190	*(1,251,320)*	*(1,232,160)*
Net cash, ordinary activities	**200**	***65,968,759***	***42,188,135***
III. Flow of funds, investment activities			
Proceeds from sale of fixed assets and other non-current assets	210	*215,620*	*203,413*
Proceeds from sale of securities and other financial investments	220	*14,038,746*	*12,348,376*
Dividends received	230	*71,093*	*42,797*
Interests received	240	*3,046,831*	*2,359,236*
Received on account of redemption of loans granted to third parties	250	*58,735*	*2,291,409*
Acquisition of subsidiaries	280	*(194,000)*	
Acquisition of fixed assets, income-bearing placements in material values and intangible assets	290	*(10,725,855)*	*(7,914,011)*
Acquisition of securities and other financial investments	300	*(63,978,449)*	*(53,564,977)*
Loans granted to third parties	310	*(6,987,220)*	*(2,992,327)*

Net cash, investment activities	**340**	***(64,454,499)***	***(47,226,084)***
IV. Flow of funds, financial activities Received from issuance of shares or other equity securities	350		
Received from loans and borrowings granted by third parties	360	*5,429,839*	*11,247,905*
Redemption of loans and borrowings (interests not included)	380	*(5,845,607)*	*(6,805,086)*
Redemption of financial leasing obligations	390		
Net cash, financial activities	**420**	***(415,768)***	***4,442,819***
Net increase (decrease) of cash and cash equivalents	430	*1,098,492*	*(595,130)*
Cash balance at the reporting period end	440	*1,733,923*	*635,431*
Impact of changes in the exchange rates of foreign currencies to the Russian ruble	450		

APPENDIX TO THE BALANCE SHEET

		Codes
	Form № 5 by OKUD	0710005
For **2004**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

INTANGIBLE ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Name				
1	2	3	4	5	6
Objects of intellectual property (exclusive rights to results of intellectual activities) including:	010	263,709	142,323	(75,621)	330,411
patent holder's right to invention, industrial design, useful model	011	11,481	1,681	(9,366)	3,796
possessor of right's right to software, databases	012	252,018	140,642	(66,255)	326,405
possessor of right's right to microchip topologies	013	199			199
owner's right to trademark and service mark, appellation of origin of goods	014	11			11
patent holder's right to results of artificial selection	015				
Organizational expenses	020				
Goodwill	030				
Other	040	4,843		(4,036)	807
Total		268,552	142,323	(79,657)	331,218

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Depreciation of intangible assets - total	050	122,742	151,490
including:			

FIXED ASSETS

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting year end
Name	Code				
1	2	3	4	5	6
Buildings	060	41,593,713	3,514,869	(1,744,996)	43,363,586
Structures and transfer mechanisms	065	479,261,971	22,216,303	(3,088,539)	498,389,735
Machinery and equipment	070	117,846,953	16,659,713	(11,826,387)	122,680,279
Vehicles	075	16,894,899	2,764,497	(1,409,465)	18,249,931
Production and general purpose tools	080	1,292,151	399,783	(100,208)	1,591,726
Draft livestock	085				
Producing livestock	090				
Perennial plants	095	15,709	65		15,774
Other types of fixed assets	100	76,753	5,712	(9,456)	73,009
Agricultural property and natural objects in use	105	3,514	10,440		13,954
Capital investments in land reclamation	110				
Total	120	656,985,663	45,571,382	(18,179,051)	684,377,994

Item		**At the reporting year beginning**	**At the reporting period end**
Name	**Code**		
1	2	3	4
Depreciation of fixed assets - total including:	140	395,983,711	434,241,508
buildings and structures	141	320,156,839	344,595,738
machinery, equipment, vehicles	142	75,049,057	88,628,395
Other	143	777,815	1,017,375
Fixed assets rented out - total including:	150	3,732,784	3,458,450
buildings	151	1,012,523	1,013,301
structures	152	631,257	769,661
vehicles	153	148,205	140,438
machinery and equipment	154	1,940,799	1,535,050
Fixed assets transferred for preservation	160	3,528,285	3,119,692
Fixed assets taken for lease- total including:	165	360,928	494,824
buildings	166	347,937	441,610
structures	167	8,839	15,771
machinery, equipment, vehicles	168	4,152	37,443
Objects of real estate accepted for work and being under state registration	169		

For reference.	Code	At the reporting year beginning	At the previous year beginning
1	2	3	4
Results of reappraisal of fixed assets:			
historical (replacement) cost	171	*94,925,000*	
depreciation	172	*49,575,597*	
		At the reporting year beginning	At the reporting period end
Changes in value of fixed assets resulting from additional construction works, equipping, reconstruction and partial liquidation	180	*12,807,311*	*13,992,987*

INCOME-BEARING PLACEMENTS IN MATERIAL VALUES

Item		Balance at the reporting year beginning	Received	Retired	Balance at the reporting period end
Name	Name				
1	2	3	4	5	6
Property to be leased	190				
Property given under rent agreements	200				
	210				
Other	220				
Total	230				

	Code	At the reporting year beginning	At the reporting period end
1	2	3	4
Depreciation of income-bearing placements in material values	240		

EXPENSES ON R&D AND TECHNOLOGICAL WORKS

Works		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Total	310	*67,786*	*27,797*	*(35,683)*	*59,900*
including:	311				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Expenses on R&D and technological works in progress	320	*27,075*	*16,490*

	Code	For the reporting year	For the same period of the previous year
	2	3	4
Expenses on R&D and technological works with negative results, charged to non-operating expenses	330		

EXPENSES ON RESOURCE DEVELOPMENT

Item		Balance at the reporting year beginning	Received	Written off	Balance at the reporting period end
Name	Code				
1	2	3	4	5	6
Expenses on resource development - total	410		4,474,072	(4,474,072)	
including:					
	411				

For reference.	Code	At the reporting year beginning	At the reporting period end
	2	3	4
Sum of expenses for areas with mineral resources where prospecting and assessment of wells, exploration and (or) groundwater survey and other similar activities have yet to be completed.	420		
Expenses on resource development work charged in the reporting period to non-operating expenses as unproductive	430		

FINANCIAL INVESTMENTS

Item		Long-term		Short-term	
Name	Code	At the reporting year beginning	At the reporting period end	At the reporting year beginning	At the reporting period enc
1	2	3	4	5	6
Contributions to charter (reserve) capitals of other companies - total	510	1,123,981	1,430,566		
including subsidiaries and affiliated companies	511	364,231	670,816		
Government and municipal securities	515	5,575	5,575		
Securities issued by other companies – total	520	50,616,417	48,091,781	3,165,847	2,029,57
including debt securities (bonds, bills of exchange)	521	49,540,607	47,015,971	3,165,847	2,029,57
Granted borrowings	525	2,385,646	8,252,729	240,208	1,216,32
Deposits	530	16,652,426	27,465,004	32,993,405	54,658,22

Other	535	39,976,770	39,961,367		
Total	540	110,760,815	125,207,022	36,399,460	57,904,12
For reference: investments in subsidiaries	541	40,325,445	42,466,808		
Financial investments with current market value, ex total amount Contributions to charter (reserve) capitals of other companies - total	550				
including subsidiaries and affiliated companies	551				
Government and municipal securities	555				
Securities issued by other companies – total	560				
including debt securities (bonds, bills of exchange)	561				
Other	565				
Total	570				
For reference. As to financial investments with current market value, changes resulting from adjustment of valuation	580				
As to debt securities, difference between initial cost and par value is charged to the financial results of the reporting period	590				

ACCOUNTS PAYABLE AND RECEIVABLE

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Accounts receivable: short-term – total including:	650	23,479,294	32,744,91
settlements with buyers and customers	651	16,796,515	24,235,39
advances granted	652	2,176,491	2,279,49
other	653	4,506,288	6,230,03
long-term – total including:	660	684,954	1,696,98
settlements with buyers and customers	661	9,300	9,27
advances granted	662	34,125	18,37
other	663	641,529	1,669,33
Total	670	24,164,248	34,441,89

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Short-term debt: short-term – total	680	20,069,985	22,280,539
including: settlements with suppliers and contractors	681	2,187,860	2,274,980
advances received	682	1,165,536	1,892,845
settlement of taxes and charges	683	6,493,622	6,999,991
loans	684	29,143	
borrowings	685	5,282,585	4,900,448
other	686	4,911,239	6,212,269
Long-term - total including:	690	2,038,599	5,498,279
loans	691	1,475,127	1,389,691
borrowings	692	188,166	183,690
deferred tax liabilities	693	375,306	3,924,892
Total	700	22,108,584	27,778,818

EXPENSES ON ORDINARY ACTIVITIES (itemwise breakdown)

Item		For the reporting year	For the previous year
Name	Code		
1	2	3	4
Material expenses	710	45,001,488	37,056,590
Labor remuneration	720	25,443,801	23,490,871
Fringe benefit expenses	730	4,643,547	4,469,629
Depreciation	740	41,797,625	31,247,822
Other expenses	750	65,864,019	47,623,801
Total for cost elements	760	182,750,480	143,888,719
Changes of balances (increase +, decrease -): construction in progress	765	-96,577	-59,293
deferred expenses	766	-154,916	-105,181
reserves for future expenses	767	-195,717	304,420

COLLATERALS

Item		Balance at the reporting year beginning	Balance at the reporting period end
Name	Code		
1	2	3	4
Received - total	770	*1,054,534*	*728,028*
including: bills of exchange	780	*1,052,730*	*660,75*[illegible]
property in gage	790	*1,804*	*67,27*[illegible]
including: objects of fixed assets	800		
securities and other financial investments	810	*1,788*	*67,27*[illegible]
other	820	*16*	
	830		
granted - total	840		
including: bills of exchange	850		
property pledged	860		
including: objects of fixed assets	870		
securities and other financial investments	880		
other	890		

GOVERNMENT AID

Item		For the reporting year		For the same period of the previous year	
Name	code				
1	2	3		4	
Budgetary funds received in the reporting year – total	910				
including:					
	911				
		at the beginning of the reporting year	received for the reporting period	returned for the reporting period	at the end of the reporting period
Budgetary loans - total	920				
including	921				

INDEPENDENT AUDITOR'S REPORT

We have audited the financial (accounting) statements of OJSC "Surgutneftegas" for the period from January 1 to December 31, 2004. The financial (accounting) statements include:

- *balance sheet*
- *profit and loss account*
- *supplements to balance sheet and profit and loss account*
- *explanatory note.*

These financial statements were prepared by the executive body of OJSC "Surgutneftegas" in accordance with Federal Law No. 129-FZ "On Accounting" of November 21, 1996, "Accounting and Reporting Regulations in the Russian Federation" approved by Order No. 34n of the Ministry of Finance of the Russian Federation of July 29, 1998, "Accounting Regulations "Reporting of an Enterprise" PBU 4/99 approved by Order No. 43n of the Ministry of Finance of the Russian Federation of July 6, 1999, Order No. 67n of the Ministry of Finance of the Russian Federation of July 22, 2003 "On Forms of Accounting Statements of an Enterprise".

Executive Body of OJSC "Surgutneftegas" is responsible for the preparation of the present statements. It is our responsibility to express, based on our audit, an opinion on the fairness of these financial statements in all material respects and compliance of accounting and reporting regulations with the law of the Russian Federation.

We conducted our audit in accordance with Federal Law No. 119-FZ "On Auditing Activity" of August 7, 2001, Federal Rules (standards) of auditing activity, approved by Decree No. 696 of the RF Government as of September 23, 2002 and Decree No. 405 of the RF Government as of July 04, 2003 and intracompany standards.

The audit was planned and performed so as to obtain reasonable assurance about whether the financial (accounting) statements are free of material misstatement. The audit included examining, on a test basis, evidence supporting the amounts and disclosures of information on financial and business activity presented in financial (accounting) statements, assessing rules and regulations for preparation of financial (accounting) statements, the accounting principles used and significant estimates made by management of the audited body and evaluating the overall financial (accounting) statement presentation. We believe that our audit provides a reasonable basis for the opinions on the fairness of these financial (accounting) statements and compliance of accounting and reporting regulations with the law of the Russian Federation.

In our opinion, the financial (accounting) statements of OJSC "Surgutneftegas" give a true and fair view of the state of the company's affairs as of December 31, 2004 and results of financial and business activity for the period from January 1 to December 31, 2004 inclusive.

March 23, 2005

Director General
"Rosekspertiza" Limited Liability Company *A.V.Kozlov*

APPENDIX 2

Financial Statements

as of 31.03.2005

BALANCE SHEET

		Codes
	Form № 1 by OKUD	0710001
as of **March 31, 2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Assets	Line code	The reporting year beginning	The reporting period end
1	2	3	4
1. Non-current assets			
Intangible assets	110	179,728	166,057
Fixed assets	120	300,673,051	294,037,838
Construction in progress	130	11,710,081	15,031,274
Profitable investments in material values	135		
Long-term financial investments	140	125,207,022	130,943,546
Deferred tax assets	145	695,834	672,395
Other non-current assets	150	4,912,397	4,868,339
Total for Section I	190	**443,378,113**	**445,719,449**
II. Current assets			
Stock, including:	210	16,009,588	15,026,613
raw materials, materials and other similar values	211	13,195,552	12,651,728
livestock	212		
expenses for goods in process	213	36,180	51,717
commodities and goods for resale	214	1,362,288	1,202,520
goods shipped	215	1,103	2,029
deferred expenses	216	270,519	396,670
other reserves and expenses	217	1,143,946	721,949
VAT for acquired values	220	1,527,465	1,881,525
Account receivable (payment expected in over 12 months after the reporting date)	230	1,696,981	1,731,835
including: buyers and customers	231	9,272	9,272
Account receivable (payment expected within 12 months after the reporting date)	240	32,744,914	42,675,317
including: buyers and customers	241	24,235,392	35,148,476
Short-term financial investments	250	57,904,121	54,011,549
Cash funds	260	1,733,954	2,749,011
Other current assets	270	140,575,749	159,185,252
Total for Section II	290	**252,192,772**	**277,261,102**
Balance	300	**695,570,885**	**722,980,551**

Liabilities	Line code	The reporting year beginning	The reporting period end
1	2	3	4
III. Capital and reserves			
Charter capital	410	*43,427,993*	*43,427,993*
Own shares, bought back from shareholders	411		
Additional capital	420	*422,116,965*	*421,849,761*
Reserve capital	430	*6,514,198*	*6,514,198*
including: reserves formed in compliance with legislation	431	*6,514,198*	*6,514,198*
reserves formed in compliance with charter documents	432		
Prior year profit (uncovered loss)	460	*187,299,144*	*187,566,348*
Reporting year retained profit (uncovered loss)	470		*19,747,423*
Total for Section III	490	***659,358,300***	***679,105,723***
IV. Long-term liabilities			
Borrowings and loans	510	*1,573,387*	*1,576,945*
Deferred tax liabilities	515	*3,924,892*	*3,973,224*
Other long-term liabilities	520		
Total for Section IV	590	***5,498,279***	***5,550,169***
V. Short-term liabilities			
Borrowings and loans	610	*4,900,448*	*6,674,079*
Accounts payable	620	*17,380,091*	*23,180,893*
including:			
suppliers and contractors	621	*2,274,986*	*2,737,115*
due to employees	622	*4,806,114*	*1,874,290*
due to state non-budget funds	623	*335,584*	*563,660*
due in taxes and charges	624	*6,999,991*	*14,112,590*
other creditors	625	*2,963,416*	*3,893,238*
Profit payment due to participants (constitutors)	630	*71,774*	*69,978*
Deferred income	640	*5,410,514*	*5,140,426*
Deferred expenditure reserves	650	*2,951,479*	*3,259,283*
Other short-term liabilities	660		
Total for Section V	690	***30,714,306***	***38,324,659***
Balance	700	***695,570,885***	***722,980,551***

PROFIT AND LOSS ACCOUNT

		Codes
	Form № 2 by OKUD	0710002
For **1Q2005**	Date (year, month, day)	
Company: **OJSC "Surgutneftegas"**	by OKPO	05753490
Taxpayer identification number	INN	8602060555
Type of activity: **oil production**	by OKVED	11.10.11
Form of legal organization / form of ownership: **Open Joint Stock Company**	by OKOPF/OKFS	47/16
Unit of measure: **thousand rubles**	by OKEI	384

Item	Line code	For the reporting period	For the same perioc of the previous yeaı
1	2	3	4
Revenues and expenses for ordinary activities			
(Net) Proceeds from sales of goods, products, works, services (less VAT, excise duties and similar compulsory payments)	010	*86,197,579*	*59,411,561*
Cost of goods, products, works, services sold	020	*(53,870,248)*	*(32,951,001)*
Gross profit	029	*32,327,331*	*26,460,560*
Commercial expenses	030	*(5,440,971)*	*(3,921,728)*
Management expenses	040		
Sales profit (loss)	050	***26,886,360***	***22,538,832***
Other revenues and expenses			
Interests receivable	060	*911,192*	*506,343*
Interests payable	070	*(7,464)*	*(8,340)*
Income from participation in other organizations	080		*7*
Other operating revenues	090	*45,568,157*	*29,875,089*
Other operating expenses	100	*(47,407,363)*	*(31,724,551)*
Non-sales revenues and expenses			
Non-sales revenues	120	*4,555,793*	*2,179,026*
Non-sales expenses	130	*(4,171,310)*	*(7,007,133)*
Profit (loss) before tax	140	***26,335,365***	***16,359,273***
Deferred tax assets	141	*(23,439)*	*88,802*
Deferred tax liabilities	142	*(48,332)*	*(73,005)*
Current profit tax	150	*(6,512,406)*	*(3,346,581)*
Compulsory payments from profit	151	*(3,765)*	*(4,496)*
Reporting year retained profit (loss)	190	***19,747,423***	***13,023,993***
For information only.			
Non-variable tax liabilities (assets)	200	*1,280,138*	*3,484*
Base profit (loss) per share			
Diluted profit (loss) per share			